Filed Pursuant to Rule 424(b)(1)
Registration No. 333-119800

PROSPECTUS

2,127,500 Shares

First State Financial Corporation

Common Stock

     We are offering 2,127,500 shares of our common stock, par value $1.00 per share. The public offering price is $12.00 per share. We are the parent company of First State Bank, a Florida-chartered commercial bank headquartered in Sarasota, Florida. Prior to the date of this offering, there has been no public market for our common stock. The common stock has been approved for listing on the Nasdaq National Market upon issuance under the trading symbol FSTF.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Public offering price	$12.00	$25,530,000
Underwriting discount	$.84	$1,787,100
Proceeds to us, before expenses	$11.16	$23,742,900

     The common stock does not represent a deposit account or other obligation of our banking subsidiary. The common stock is not and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The underwriter is underwriting our shares on a firm commitment basis. We have granted the underwriter an option to purchase up to 319,125 additional shares of common stock to cover over-allotments, if any. The underwriter can exercise this option at any time within 30 days after the offering.

     The underwriter expects to deliver the shares to purchasers, against payment in New York, New York on or about December 15, 2004, subject to customary closing conditions.

Advest, Inc.

The date of this prospectus is December 9, 2004

ABOUT THIS PROSPECTUS
SUMMARY
Selected Consolidated Financial Data
RISK FACTORS
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
MANAGEMENT TEAM
INFORMATION ABOUT OUR MARKETS
MARKET FOR OUR COMMON STOCK
DIVIDEND POLICY
DILUTION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
BUSINESS
MANAGEMENT
BENEFICIAL OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SUPERVISION AND REGULATION
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
CHANGE OF ACCOUNTANTS
LEGAL MATTERS
EXPERTS
WHERE YOU MAY FIND ADDITIONAL INFORMATION
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Graphic of map to be inserted here. This map will consist of a map of Florida, as well as a magnification of the West Central region, showing the locations of the Company and of First State Bank’s branches.]

ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this document or any other document to which we refer you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot in connection with the offering and may bid for, and purchase, shares of our common stock in the open market and impose penalty bids. For a description of these activities, see “Underwriting.” Such stabilizing transactions, if commenced, may be discontinued at any time.

SUMMARY

     This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated in this prospectus by reference. As this is a summary, it may not contain all information that is important to you.

     As used in this prospectus, the terms “we,” “us,” “our,” “First State Financial,” and “Company” mean First State Financial Corporation and its subsidiary (unless the context indicates another meaning), the term “Bank” and “First State Bank” means First State Bank (unless the context indicates another meaning), and the term “common stock” means our common stock, par value $1.00 per share.

Introduction

     We are offering 2,127,500 shares of our common stock, not including a 30-day over-allotment option for 319,125 shares which we have granted to the underwriter. All of the shares are being offered by us, and not by any of our shareholders. The purpose of this offering is to repay amounts outstanding under our $4.0 million line of credit, and also to increase our capital as well as that of First State Bank in order to support its continued loan and deposit growth. Any remaining proceeds will be used by us for general corporate purposes.

Our Company

     We are a Florida bank holding company whose business is conducted through our sole subsidiary, First State Bank, Sarasota, Florida. The Bank, which commenced operations in October 1988, is engaged in a general commercial banking business and our primary source of earnings is derived from income generated by the Bank. The mission of the Bank is to provide high quality financial products with personalized customer service.

     The Bank has its main office in Sarasota, Florida and five branch offices, two located in Sarasota, two located in St. Petersburg, and one located in Seminole, Florida. As of September 30, 2004, the Company had total consolidated assets of $243 million, net total loans of $210 million, deposits of $205 million, and stockholders’ equity of $14.5 million. For the first nine months of 2004, we earned $1.4 million, more than triple the $433 thousand we earned for the same period in 2003. The increase in profitability was primarily due to a much stronger rise in net interest income of $1.7 million or 36.7% than in non-interest expense of $621,000 or 15.1% over the same nine-month periods in 2003 and 2004.

     In July 2002, Corey J. Couglin was hired as President and Chief Executive Officer of First State Financial and First State Bank. After numerous board and management changes over the prior two years, he brought much needed stability to senior management and a well defined strategic direction. The most significant change since President and CEO Coughlin joined, is that the employees operating in diverse markets, Sarasota and Pinellas counties, now work together to accomplish our strategic goals. Our current operating model has the advantages of local marketing and decision making with the strength of central financial controls and corporate guidance. The ability to operate and effectively manage in multiple markets should serve us well as we expand into new markets in Sarasota County and the Tampa Bay region.

     We have experienced significant asset growth since the management changes in the first half of 2002. From September 30, 2002 to September 30, 2004, assets have grown by $88 million or 56.6% and net loans have grown by $92 million or 78.8%. Due to the strong loan growth, First State Financial and First State Bank have had difficulty maintaining a level of regulatory capital to be considered “well capitalized.” At September 30, 2004, First State Financial and First State Bank were only “adequately capitalized” for regulatory purposes. The objective of this offering is to provide adequate capital for our continued growth while maintaining regulatory capital for First State Financial and First State Bank to be considered “well capitalized.” Maintaining “well capitalized” regulatory capital will allow us to apply to become a financial holding company, which will expand the range of financial activities in which we may engage. While we intend to continue pursuing our core banking business and do not have any current plans to expand the range of activities in which we engage, financial holding company status would expand the financial alternatives that we could pursue.

     The changes in management and operating structure are best reflected in the improvement in operating results of the Company as shown below:

	At and For the
	Nine Months Ended September 30,			% Change From
(dollars in thousands)	2004	2003	2002	03-04	02-04
Assets	$243,064	$195,538	$155,176	24.3%	56.6%
Net Loans	209,656	161,742	117,249	29.6%	78.8%
Deposits	205,318	168,449	139,740	21.9%	46.9%
Shareholders’ Equity	14,460	10,684	10,241	35.3%	41.2%
Net Interest Income	6,466	4,730	3,410	36.7%	89.6%
Non-Interest Income	1,132	808	546	40.1%	107.3%
Non-Interest Expense	4,731	4,110	3,153	15.1%	50.0%

Income before Provision for Loan Losses and Income Taxes	2,867	1,428	803	100.8%	257.0%
Provision for Loan Losses	518	696	129
Income before Income Taxes	2,349	732	674
Net Income	1,438	433	400	232.1%	259.5%
Return on Average Assets	0.85%	0.33%	0.34%
Return on Average Equity	13.61%	5.37%	5.36%
Allowance for Loan Losses to Total Loans	1.26%	1.26%	1.25%
Nonperforming Loans to Total Loans	0.43%	0.50%	0.84%
Net Charge-offs to Average Loans	0.05%	0.22%	0.03%

Our Strategy

     We plan to capitalize on the opportunities created by the consolidation that has taken place in the banking industry in Florida in recent years. We believe that the consolidation has reduced the levels of personalized services. In addition, the national and regional financial institutions that dominate the banking industry in Florida have increasingly focused on larger corporate customers, standardized loan and deposit products and other services. More specifically, many financial institutions have centralized their loan approval practices for small businesses. A frequent customer complaint in the banking industry is the lack of personalized service and turnover in personnel, which limits the customer’s ability to develop a relationship with his or her banker. As a result of these factors, we believe there currently exists a significant opportunity to attract and retain customers who are dissatisfied with their current banking relationships.

     We place emphasis on relationship banking so that each customer can identify and establish a comfort level with our bank officers and staff. We operate our offices as a community bank with sales oriented branch managers and staff, emphasizing local leadership and decision-making. Our goal is for each of our offices to be the consistent, high service bank for businesses, professionals and individuals looking for a more responsive banking environment. We seek to build our deposit base and loan portfolio through service-oriented relationship banking.

     We have targeted growth markets in West Central Florida that are large, centralized markets where a community-based bank can have significant growth with a limited number of branch locations. Our investment in operations and personnel at the corporate level in Sarasota can provide valuable support to these offices in markets throughout West Central Florida.

Market Focus

     Our market focus is to operate as a profitable commercial banking company providing a variety of banking and other financial services, with an emphasis on commercial business loans to small and medium-sized businesses and consumer and residential mortgage lending. We emphasize comprehensive retail and business products and responsive, decentralized decision-making which reflects our knowledge of our local markets and customers. We offer a wide range of commercial and retail banking and financial services to businesses and individuals.

     To continue asset growth and profitability, our marketing strategy is targeted to:

•	Provide customers with access to our local executives who make key credit and other decisions;

•	Pursue commercial lending opportunities with small to mid-sized businesses that are underserved by our larger competitors;

•	Develop new products and services to generate additional sources of revenue;

•	Cross-sell our products and services to our existing customers to leverage our relationships and enhance profitability; and

•	Adhere to our safe and sound credit standards to maintain the continued quality of assets as we implement our growth strategy.

Future Growth

     The bank holding company structure provides flexibility for the future expansion of our banking business through the possible acquisition of other financial institutions. We will pursue financial institutions that will supplement our services to our existing customer base or expand our customer base in our markets. The plan is also to target capital-constrained community banks with strong management and boards of directors where the advantages of our corporate structure and access to public capital markets would be viewed favorably. At the current time, however, we do not have any agreements or understandings for the acquisition of any other financial institutions. The acquisition of any banks will be subject to regulatory approvals and other requirements. See “Supervision and Regulation.”

     In addition to the growth and integration of our current operations in our existing markets, we may pursue the acquisition of branch sites that become available in markets we are trying to penetrate. Due to the continued consolidation in the banking industry, we believe that opportunities for acquisition of branch sites will be available. We are currently considering other locations in Sarasota and Pinellas Counties, as well as Hillsborough, Pasco, Manatee and Charlotte counties. Recent banking consolidation may also allow the opportunity to acquire closed branches of larger bank holding companies within our market. We will actively pursue the acquisition of select attractive locations in key markets.

Recent Developments

     On February 6, 2004, we completed a private offering of 300,000 shares of our common stock, at a price of $6.25 per share for a total of $1,875,000 before deducting expenses of the offering of approximately $25,000. The offering price of $6.25 per share had been established by the Board of Directors of the Company and is not based on any trading price of the Common Stock. The shares were sold to accredited investors, consisting primarily of directors, officers and local residents.

Risk Factors

     Before investing, you should carefully consider the information in the “Risk Factors” Section.

Our Address and Telephone Number

     Our corporate headquarters is located at 22 South Links Avenue, Sarasota, Florida 34236 and our telephone number is (941) 929-9000. First State Bank maintains a website at www.firststatefl.com. Information on our website should not be considered as part of this prospectus.

The Offering

Common Stock Offered	2,127,500 shares of common stock not including the over allotment option for 319,125 shares.

Price of Common Stock	$12.00 per share.

Shares Outstanding After the Offering	5,526,540 shares, assuming no exercise of over-allotment option.

Use of Proceeds	The net proceeds in this offering are expected to be $23.4 million. We intend to use the proceeds to repay the amounts outstanding under our line of credit up to $4.0 million, and to strengthen the capital levels of our banking subsidiary, and for general working capital purposes.

Nasdaq Symbol	FSTF

Selected Consolidated Financial Data

     You should read the following selected consolidated financial data with our consolidated financial statements and notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The results for past and interim periods are not necessarily indicative of results that may be expected for any future period.

	At and For the Nine
	Months Ended September 30,		At and For the Year Ended December 31,
(dollars in thousands except per share data)	2004	2003	2003	2002	2001	2000	1999
Statement of Income Data: (2)
Interest and dividend income	$10,026	$7,797	$10,898	$9,136	$9,103	$9,407	$8,278
Interest expense	3,560	3,067	4,139	4,427	4,839	4,730	3,961
Net interest income	6,466	4,730	6,759	4,709	4,264	4,677	4,317
Provision for loan losses	518	696	1,050	399	340	328	217
Net interest income after provision for loan losses	5,948	4,034	5,709	4,310	3,924	4,349	4,100
Non-interest income	1,132	808	1,161	877	976	668	918
Non-interest expense	4,731	4,110	5,568	4,513	4,312	4,485	4,350
Income tax expense	911	299	507	239	223	170	277
Net income	1,438	433	795	435	365	362	391
Per Share Data:
Book value per share at period end	$4.25	$3.46	$3.60	$3.42	$3.23	$3.07	$2.78
Basic earnings per share	0.43	0.14	0.26	0.14	0.12	0.12	0.13
Diluted earnings per share (1)	0.43	0.14	0.26	0.14	0.12	0.12	0.13
Basic weighted average common shares outstanding	3,323,989	3,086,240	3,086,240	3,032,262	3,013,324	2,969,799	2,969,962
Diluted weighted average common equivalent shares outstanding	3,339,016	3,097,393	3,097,345	3,061,461	3,050,624	3,136,599	2,999,796
Balance Sheet Data:
Total assets	$243,064	$195,538	$212,315	$153,455	$147,423	$124,460	$118,751
Gross loans	213,048	164,219	182,527	121,999	108,423	81,927	83,757
Allowance for loan losses	2,690	2,073	2,275	1,693	1,401	1,481	1,255
Deposits	205,318	168,449	184,734	137,747	133,025	109,369	99,271
Shareholders’ equity	14,460	10,684	11,110	10,544	9,768	9,119	8,268
Selected Financial Ratios and Other Data:
Return on average total assets (2)	0.85%	0.33%	0.43%	0.28%	0.28%	0.30%	0.35%
Return on average equity (2)	13.61	5.37	7.34	4.28	3.86	4.16	4.69
Average interest-earning assets	$215,958	$167,162	$173,247	$142,307	$116,651	$107,491	$99,786
Yield on average earnings assets (2) (3)	6.20%	6.24%	6.29%	6.42%	7.80%	8.75%	8.30%
Net interest margin (2)	4.00	3.78	3.90	3.31	3.66	4.35	4.33
Non-interest income to average assets	0.67	0.61	0.63	0.57	0.75	0.56	0.83
Non-interest expense to average assets	2.81	3.11	3.05	2.94	3.33	3.76	3.91

	At and For the Nine
	Months Ended September 30,		At and For the Year Ended December 31,
(dollars in thousands except per share data)	2004	2003	2003	2002	2001	2000	1999
Net interest income to noninterest expenses	136.67	115.09	121.39	104.34	98.89	104.28	99.24
Efficiency ratio (5)	62.27	74.21	70.30	80.79	82.29	83.91	83.09
Nonperforming assets to total assets	0.38	0.43	0.59	1.22	1.05	1.03	1.36
Nonperforming loans to total loans (4)	0.43	0.50	0.68	1.01	0.92	1.36	0.98
Allowance for loan losses to total loans	1.26	1.26	1.25	1.39	1.29	1.81	1.50
Allowance for loan losses as a percent of nonperforming loans	291.44	111.03	182.15	136.75	140.80	132.47	153.61
Net charge-offs to average loans	0.05	0.22	0.32	0.09	0.46	0.12	(0.01)
Capital Ratios:
Period-end equity to period-end total assets	5.95%	5.46%	5.23%	6.87%	6.63%	7.33%	6.96%
Total risk-based capital ratio	8.02	7.86	7.29	9.55	N/A	N/A	N/A
Tier 1 risk-based captial ratio	6.79	6.61	6.06	8.30	N/A	N/A	N/A
Leverage ratio (6)	6.28	5.80	5.58	6.84	N/A	N/A	N/A

(1)	Based on common share equivalents.

(2)	Annualized for interim periods.

(3)	Reflects interest income as a percent of average interest earning assets.

(4)	Nonperforming loans consist of nonaccrual loans and accruing loans contractually past due ninety days or more.

(5)	Noninterest expense divided by the sum of net interest income plus noninterest income.

(6)	The leverage ratio is defined as the ratio of Tier 1 capital to total assets for the quarter then ended.

RISK FACTORS

     You should carefully consider the risks described below before investing in our common stock. If any of the following risks actually occur, our business could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related to the Company

We may encounter unexpected financial and operating problems due to our rapid growth

     Our total assets have grown from $155.2 million as of September 30, 2002 to $243.1 million as of September 30, 2004. Our growth is attributable to the expansion of our loan portfolio, which has grown from $117.2 million to $209.7 million during this period. Although we believe that we have implemented appropriate internal policies and procedures to handle this growth, our rapid growth may result in unexpected financial and operating problems, including problems in our loan portfolio due to its unseasoned nature, which may affect the value of our shares.

Our growth strategy may not be successful

     As a strategy, we have sought to increase the size of our franchise through rapid growth and by aggressively pursuing business development opportunities. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms and expanding our asset base while managing the costs and implementation risks associated with this growth strategy. We may use a portion of the net proceeds from the offering for whole bank or branch acquisitions, although we currently have no arrangements or understandings regarding any such acquisitions. Execution of an external growth strategy entails certain risks, such as credit and integration risks, and requires careful management and adequate due diligence. Our ability to successfully grow externally will depend on a variety of factors including the availability of desirable acquisition and business opportunities, and our ability to integrate acquisitions and otherwise manage our overall growth. While we believe that we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance that growth opportunities will be available, that growth will be successfully managed, that we will continue to be able to sustain our historical rate of growth, either through internal growth or through other successful expansions of our banking markets, or that we will be able to maintain capital sufficient to support our continued growth.

Losses from loan defaults may exceed the allowance we establish for that purpose, which will have an adverse effect on our business

     If a significant number of loans are not repaid, it would have an adverse effect on our earnings and overall financial condition. Like all financial institutions, we maintain an allowance for loan losses to provide for losses inherent in the portfolio. The allowance for loan losses reflects our management’s best estimate of probable losses in the loan portfolio at the relevant balance sheet date. This evaluation is primarily based upon a review of our and the banking industry’s historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors.

     However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.

We do not have employment or noncompete agreements with our employees, and if we lose key employees our business may suffer

     Our success is largely dependent on the personal contacts of our officers and employees in our market areas. None of our employees are parties to an employment or noncompete agreement with us. If we lose key employees, temporarily or permanently, our business could be hurt. We could be particularly hurt if our key employees went to work for our competitors. Our future success depends on the continued contributions of our existing senior management personnel.

Our directors and executive officers will continue to have substantial control over our company after the offering, which could delay or prevent a change of control favored by our other shareholders

     Our directors and executive officers, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including elections of directors and the approval of mergers or other business combination transactions. After the offering, our executive officers and directors expect to beneficially own at least 1,739,086 shares, representing approximately 31.5% of the total number of shares outstanding and will have options to acquire nearly 56,400 additional shares.

     The interest of these shareholders may differ from the interests of other shareholders, and these shareholders, acting together, will be able to influence significantly all matters requiring approval by shareholders. As a result, these shareholders could approve or cause us to take actions of which you disapprove or that may be contrary to your interests and those of other investors.

If real estate values in our target markets decline, our loan portfolio would be impaired

     A significant portion of our loan portfolio consists of mortgages secured by commercial real estate located in West Central Florida. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies, and acts of nature. If real estate prices decline in any of these markets, the value of the real estate collateral securing our loans could be reduced. Such a reduction in the value of our collateral could increase the number of non-performing loans and adversely affect our financial performance.

Our exposure to credit risk is increased by our commercial real estate and commercial business lending

     Commercial real estate and commercial business lending generally involve higher credit risks than single-family residential or consumer lending. Such loans involve larger loan balances to a single borrower or groups of related borrowers. At September 30, 2004, we had a balance of $121.7 million in commercial real estate loans and $34.4 million in commercial business loans.

     Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends more on successful development of their properties. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. The borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property.

     Unlike residential mortgage loans that are based on the borrower’s ability to repay the loan from the borrower’s income and secured by real property with a value that is usually readily ascertainable, commercial business loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. Such loans involve greater risk, because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise and fluctuate in value based on the success of the business.

     Commercial real estate and commercial business loans are more susceptible to a risk of loss during a down turn in the business cycle. The underwriting, review and monitoring performed by our officers and directors cannot eliminate all of the risks relating to these loans.

While the proceeds of the offering will allow us to apply for financial holding company status, there is no assurance our application will be granted or that we will continue to meet applicable requirements

     The proceeds of this offering will allow us to meet the capital requirements to apply to become a financial holding company under the Federal Reserve’s guidelines. This would allow us to engage in a greater range of financial activities than we are currently authorized to conduct, although we do not currently have any plans to enter into any new lines of business. If this financial holding company status is granted, our capital ratios must continue to meet the well capitalized requirements and our periodic examinations by the bank regulatory agencies must continue to remain satisfactory to them. While we intend to apply for financial holding company status, there is no assurance that it will be granted or, if granted, that we will continue to meet the capital or other requirements. While this may preclude us from pursuing activities that in the future we might deem complementary to the services we offer to our customers, we do not believe the failure to achieve or maintain this status would materially adversely affect our operations as we believe our future prospects are more reliant upon pursuing our core banking business including deposit and loan growth.

Risks Related to the Common Stock

An active trading market for the common shares may not develop

     Prior to this offering, a public market for our common stock did not exist. The common stock has been approved for listing on the Nasdaq National Market. However, there can be no assurance that an active trading market will develop or that purchasers of our common stock will be able to resell their common stock at prices equal to or greater than the initial public offering price. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence of a sufficient number of willing buyers and sellers at any given time, over which neither we nor any market maker has any control. Accordingly, there can be no assurance that an establishes and liquid market for the common stock will develop or be maintained.

The offering price may exceed the fair market value of our shares

     Our Board of Directors determined the offering price after consulting with the underwriter of this offering and considering our historic and expected growth, the prior public sale of our shares and general market conditions, among other factors. Nevertheless, the offering price may not bear any relationship to the amount of our assets, book value, shareholders’ equity or other typical criteria of value, and may exceed the fair market value of our shares and the price at which shares may be sold after the offering. Consequently, you may lose a portion of your investment simply as a result of an inaccurately determined offering price.

We have not paid dividends to date and are unlikely to pay dividends in the future

     We have not paid a cash dividend since our inception. In order to retain earnings to finance future growth, we do not expect to pay dividends for the foreseeable future. Our ability to pay dividends is primarily contingent on the receipt of dividends from our subsidiaries, which are subject to various regulatory restrictions on the payment of dividends.

We may need to raise additional capital, which could dilute your ownership

     We may need to raise additional capital in the future to support our business, expand our operations, or maintain minimum capital levels required by our bank regulatory agencies. Our articles of incorporation authorize the issuance of up to 25 million shares of common stock and 5 million shares of preferred stock. Our articles of incorporation do not provide shareholders with preemptive rights and such shares may be offered to individuals other than shareholders at the discretion of the Board. If we do sell additional shares of common or preferred stock to raise capital, the sale may dilute your ownership interest and such dilution could be substantial. In addition, our directors and employees hold 65,300 outstanding options which have an average exercise price of $4.19 per share, and our directors and employees also may receive additional options in the future under our 2004 stock plan. See “Management – Stock Option Plan.”

Certain provisions of Florida law may discourage or prevent a takeover of our company and result in a lower market price for our common stock

     Florida law, as well as certain federal regulations, contain anti-takeover provisions that apply to us. While these provisions may provide us with flexibility in managing our business, they could discourage potential buyers from seeking to acquire us, even though certain shareholders may wish to participate in such a transaction. These provisions could also adversely affect the market price of our common stock.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

     Some discussions in this prospectus may contain forward-looking statements. We caution you to be aware of the speculative nature of “forward-looking statements.” Statements that are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” “assume” and similar expressions, are intended to identify forward-looking statements. Although these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus; general economic, market, or business conditions; changes in interest rates, deposit flow, the cost of funds, and demand for loan products and financial services; changes in our competitive position; changes in the quality or composition of loan and investment portfolios; our ability to manage growth; the opportunities that may be presented to and pursued by us; competitive actions by other companies; changes in laws or regulations; changes in the policies of federal or state regulators and agencies; and other circumstances, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statements we make to reflect new information, future events or otherwise.

USE OF PROCEEDS

     We estimate that the net proceeds from the sale of 2,127,500 shares of our common stock in this offering will be approximately $23,442,900 or approximately $27,004,335 if the underwriter’s over-allotment option is exercised in full. In each case, this assumes deduction of estimated offering expenses of $300,000 and underwriting discounts and commissions. We intend to use up to $4.0 million of these proceeds to repay the amounts outstanding on our line of credit and contribute substantially all of the remaining net proceeds to First State Bank to provide it with capital to support our loan and deposit growth. We also may use a portion of the net to pursue acquisition opportunities that may become available, although at the current time we do not have any agreements or understandings. Any remaining proceeds will be used for general corporate purposes.

     Under the line of credit to be repaid from the proceeds of this offering, we may borrow up to $4.0 million at an annual interest rate equal to the prime rate minus one percent. This credit facility matures on April 30, 2005. As of the date of this prospectus, we have received advances of approximately $4.0 million under this line of credit. These funds were used to provide capital to the Bank in support of its continued deposit and loan growth.

CAPITALIZATION

     The following table sets forth our capitalization at September 30, 2004 and as adjusted to give effect to the sale of 2,127,500 shares of common stock offered in this offering, less the underwriting discount and commissions and estimated expenses. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in this prospectus.

	September 30, 2004 (1)
(dollars in thousands, except per share data)	Actual	As Adjusted (2)
Shareholders’ equity (3)
Preferred stock, no par value; 5,000,000 shares authorized; no shares outstanding
Common stock, $1.00 par value; 25,000,000 shares authorized; 3,399,040 shares outstanding; 5,526,540 shares outstanding as adjusted (4)	$3,399	$5,527
Additional paid-in capital	7,222	28,537
Retained earnings	3,932	3,932
Accumulated other comprehensive income	(93)	(93)

Total shareholders’ equity	$14,460	$37,903

Book value per share (5)	$4.25	$6.86
Capital ratios (6):
Tier 1 leverage ratio	6.28%	16.30%
Tier 1 capital to risk-weighted assets	6.79%	17.35%
Total capital to risk-weighted assets	8.02%	18.57%

(1)	This table excludes 65,300 shares of common stock issuable upon exercise of outstanding options, at an average exercise price of $4.19 per share. Also excludes any options that may be issued under our 2004 Stock Plan, none of which were outstanding at September 30, 2004.

(2)	If the underwriter’s over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $5,846,000, $31,779,000 and $41,464,000, respectively.

(3)	Reflects an amendment to the articles of incorporation approved in October 2004, authorizing 5,000,000 shares of preferred stock and increasing the authorized shares of common stock from 10,000,000 to 25,000,000 shares

(4)	Before issuance of up to 319,125 shares of common stock pursuant to the underwriter’s over-allotment option.

(5)	Actual book value per share equals total shareholders’ equity of $14,460,000, divided by 3,399,040 shares issued and outstanding at September 30, 2004. Book value per share as adjusted equals total shareholders’ equity of $37,903,000 (assuming net proceeds of this offering of $23,443,000), divided by 5,526,540 shares (assuming issuance and sale of 2,127,500 shares).

(6)	These ratios as adjusted assume that the net proceeds will be invested initially in federal funds until utilized by the Company over time.

MANAGEMENT TEAM

     The composition of our management team includes individuals who have significant banking experience in our primary markets. Our President and Chief Executive Officer is Corey J. Coughlin, who has more than 33 years of banking experience, a significant portion of which has been in the Florida market, including serving as:

•	Founder and principal of CJC Financial Services in St. Petersburg, Florida, a banking and general management consulting firm.

•	President and Chief Operating Officer at CNB Florida Bancshares, Inc., a publicly traded bank holding company in Jacksonville, Florida from 1999 to 2002. He increased profitability at the company and managed its initial public offering in 1999.

•	President and Chief Executive Officer of First Bankshares, Inc. and its subsidiary bank, First National Bank of Central Florida in Orlando, Florida from 1997 to 1998. He developed and implemented a strategic plan that returned the bank to profitability.

•	Chairman, President and Chief Executive Officer at SouthTrust Northeast Florida from 1994 to 1997.

•	Executive Vice President and Chief Operating Officer of SouthTrust Bank of West Florida in St. Petersburg, Florida from 1990 to 1994. Prior to assuming this position in August 1990, he had been the Senior Lending Officer since 1987. He managed all operating functions of a bank which grew to $4 billion in assets in West Central Florida.

     Our Executive Vice President and Senior Lending Officer is Michael K. Worthington, who has more than 25 years of banking experience, nearly entirely in the lending area and with extensive experience in the West Central Florida market. During the approximately two-year departure from First State, he was the Senior Lending Officer at Peoples Community Bank of the West Coast.

     Our Executive Vice President and Senior Retail Officer is John Wilkinson, who has more than 29 years of banking experience. Prior to assuming his position with First State, he had spent about 16 years with SouthTrust in Tampa Bay rising to the position of Executive Vice President and Chief Operating Officer.

     Our Senior Vice President and Chief Financial Officer is Dennis Grinsteiner, who has more than 36 years of banking experience. Prior to assuming his current position with First State, he had been Executive Vice President, Chief Financial Officer and Cashier at Southern Exchange Bank in Tampa from 1997 to May 2003.

INFORMATION ABOUT OUR MARKETS

     We currently consider our principal markets to be West Central Florida including Sarasota, Pinellas, Hillsborough, Pasco, Manatee and Charlotte Counties. The Counties in First State’s principal markets include the five largest cities of Tampa, St. Petersburg, Clearwater, Sarasota and Bradenton, and the wealthy communities of Harbor Island, Longboat Key and Siesta Key. In these six counties in 2004, covering approximately 100 miles from New Port Richey in Pasco County to Punta Gorda in Charlotte County, reside 3.2 million people with effective buying income of more than $80 billion, and deposits of nearly $55 billion at June 30, 2004. While only about 25% of the population and market wealth reside in the five largest cities of West Central Florida, nearly 61% of the deposit accounts are located in these five cities. Of the $16 billion in deposit growth over the last five years, approximately 76% of the deposit growth occurred in the five largest cities. These are markets in which targeted branching, especially commercial banking relationships, can result in significant growth in assets and deposits.

     First State Bank currently has three locations in Sarasota County and three locations in Pinellas County, Florida. The headquarters of First State Financial and First State Bank are located in downtown Sarasota. Sarasota County is one of the wealthiest counties in Florida. The County’s 2004 average household income of $67,460 is 14% higher than the Florida average and is projected over the next five years to increase to $75,903. It is a sizable market with effective buying income in 2004 of nearly $11 billion and is expected to grow by $2.5 billion over the next five years. While only 15% of the county population reside in the city of Sarasota, business activity remains centered in the city. At June 30, 2004, the City of Sarasota had $7.28 billion in deposits or 74% of the $9.87 billion in county deposits and the city’s deposit base grew by $2.77 billion over the last five years or 83% of the approximately $3.34 billion county deposit growth.

     Pinellas County is a much larger banking market with $17 billion in total deposits. Pinellas County is the 2nd smallest County in Florida, but is ranked 5th in population in the state of Florida, making it the most densely populated County in the State. The county includes the 2nd and 3rd largest cities in West Central Florida of St. Petersburg and Clearwater, respectively. These two cities, along with Tampa in Hillsborough County, make up the core markets of the Tampa Bay region. The Tampa Bay market is one of the largest markets nationwide. It ranks in the top 25 in terms of population, wealth and retail sales. The population in the Tampa Bay market has increased by over 20% since 1990 and is projected to grow by more than 10% over the next five years.

     Between the Tampa Bay market and Sarasota is Manatee County with the city of Bradenton. The Manatee County market is the fastest growing both in terms of population and average household income in West Central Florida. The County’s population has grown by 10.2% since 2002 and is expected to grow 11.6% over the next five years. During the same period, Manatee County’s average household income grew by 13.7% and is expected to grow by 14.7%.

     We believe the demographics of our markets strongly support our plan to grow assets and deposits with limited, full service locations. We have successfully operated in two of the most significant markets in West Central Florida, Sarasota and St. Petersburg, and anticipate continued growth in existing markets and select expansion to neighboring markets offers significant opportunities for continued growth.

MARKET FOR OUR COMMON STOCK

     There is currently no public market for our common stock. Our management is aware of certain transactions in our common stock that have occurred, although the trading prices of all stock transactions are not known. As to the shares of common stock traded since January 1, 2002, management is aware of the trading prices for the following transactions: In 2002, there were 18,907 shares traded at $5.00 per share in 29 transactions; in 2003, there were 255,963 shares traded in 19 transactions at prices ranging from $4.00 to $5.50 per share; and during the first nine months of 2004, there were 24,788 shares traded in five transactions at prices ranging from $5.25 to $6.00 per share. Transactions in the common stock are infrequent and are negotiated privately between the persons involved in those transactions.

     In addition, on February 6, 2004, we completed a private offering of 300,000 shares of our common stock, at a price of $6.25 per share in cash for a total of $1,875,000, before deducting expenses of the offering of approximately $25,000. The shares were sold to accredited investors, consisting primarily of directors, officers and local residents.

     As of September 30, 2004, there were outstanding 3,399,040 shares of common stock which were held by approximately 367 shareholders of record.

     Our common stock has been approved for listing on the Nasdaq National Market under the trading symbol FSTF. The qualification for quotation of the common shares on the Nasdaq National Market requires at least three securities firm to make a market in the common stock. Advest, Inc. has informed us that it presently intends to make a market in our common stock and to encourage other securities firms to do the same, but it has no obligation to do so. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those prices, subject to securities laws and regulatory constraints. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within our control. Accordingly, there is no assurance that an active and liquid trading market will develop or, if developed, that such a market will be sustained. The offering price and the number of shares of common stock to be sold in the offering have been determined by negotiations among representatives of First State Financial and the underwriter, and the offering price of the common stock may not be indicative of the market price following the offering.

DIVIDEND POLICY

     To date, we have never declared or paid any stock or cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. Instead, we intend to retain any earnings to finance our growth.

     We are a legal entity separate and distinct from our subsidiary. Funds available for payment of dividends on our common stock principally consist of dividends paid to us by First State Bank. There are statutory and regulatory limitations on the amount of dividends that may be paid by First State Bank to us. See “Supervision and Regulation” for a discussion of the regulatory restrictions on the payment of dividends by First State Bank.

DILUTION

     Our net tangible book value (stockholders’ equity less intangible assets) totaled approximately $14.5 million at September 30, 2004 or approximately $4.25 per share then outstanding. Individuals purchasing shares in this offering will experience dilution on a per share basis equal to the difference between the offering price of $12.00 per share and the pro forma book value of the shares immediately upon the completion of this offering. This dilution to purchasers in this offering is illustrated in the following table.

Sale of 2,127,500
Common Shares (1)
Book value per share at September 30, 2004	$4.25
Offering price per share	12.00
Increase in per share book value attributable to new investors	2.61
Pro forma book value per share after this offering	6.86
Per share dilution to new investors	5.14

(1)	Assumes no exercise of the overallotment option and underwriting discounts and offering expenses of $2.09 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto, as well as the interim statements as of and for the nine months ended September 30, 2004 and 2003, included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

General

     First State Financial Corporation was incorporated in Florida in August 13, 1997 to serve as a holding company for First State Bank, which it acquired in 1998. In 2001, First State Bank and First State Bank of Pinellas, which was acquired by First State Financial in 1998, were merged. First State Bank is a full service commercial bank that offers a complete range of interest-bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing statement savings accounts, and certificates of deposit. Lending products include commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, First State Bank provides travelers’ checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit, on-line banking, and automated teller services. Specialized services to commercial customers include cash management, expanded on-line banking, lock box and door-to-door banking.

Overview

     Total assets at September 30, 2004 were $243.1 million compared to $212.3 million at December 31, 2003, an increase of $30.8 million, or 14.5%. The increase in total assets was primarily attributable to an increase in net loans receivable of $29.9 million, or 16.6%. The increase in loans was funded by the deposit growth experienced during the period, Federal Home Loan Bank advances, and proceeds from the issuance of common stock. The increase in net loans receivable consisted primarily of an increase in commercial real estate loans of $17.1 million, or 16.3%.

     Total deposits were $205.3 million at September 30, 2004 compared to $184.7 million at December 31, 2003, an increase of $20.6 million, or 11.1%. During this period, we experienced an increase in core deposit accounts of $9.0 million, or 14.3%, and time deposits of $11.6 million, or 9.5%. Consequently, the certificate of deposit portfolio as a percent of total deposits declined slightly to 65.2% at September 30, 2004 from 66.2% at December 31, 2003. Almost all certificates of deposit held by us mature in less than five years with approximately 42% maturing in the next year.

     For the nine months ended September 30, 2004, we recorded diluted earnings per share of 43 cents. This compares to diluted earnings per share of 14 cents in the prior year’s comparable period, resulting in an increase in diluted earnings per share of 29 cents. Further, net interest margin increased by 22 basis points from 3.78% for the first nine months of 2003 to 4.00% for the current period. Management believes that if interest rates continue to increase, the net interest margin should be further positively impacted.

Forward Looking Statements

     “Management’s Discussion and Analysis of Financial Condition and Results of Operation” contains various forward-looking statements with respect to financial performance and business matters. Such statements are generally contained in sentences including the words “expect” or “could” or “should” or “would” or “believe”. We caution that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements. In addition, we assume no duty to update forward-looking statements.

Critical Accounting Policies

     Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, based on approximate measures of the financial effects of transactions and events that have already occurred. Critical accounting policies are those that involve the most complex and subjective decisions and assessments, and have the greatest potential impact on our stated results of operations. In management’s opinion, our critical accounting policies deal with the following area: the establishment of our allowance for loan losses, as explained in detail in the “Loan Quality” and “Classification of Assets” sections of this discussion and analysis.

     Our allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative, that management believes are appropriate at each reporting date. Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, loan concentrations and other factors. Qualitative factors include the general economic conditions in Florida, size and complexity of individual credits in relation to loan structure, existing loan policies, and pace of portfolio growth. As we add new products and increase the complexity of our loan portfolio, we anticipate enhancing our methodology accordingly. Management may report a materially different amount for the provision for loan loss in the statement of operations to change the allowance for loan losses if its assessment of the above factors were different. This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes presented elsewhere in this prospectus as well as the portions of this discussion and analysis section entitled “Lending Activities,” “Loan Quality” and “Classification of Assets.” Although management believes the levels of the allowance as of September 30, 2004 are adequate to absorb probable losses inherent in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

     This discussion presents management’s analysis of the financial condition and results of operations of First State Financial for the nine months ended September 30, 2004 and 2003 and for each of the years ended December 31, 2003, 2002 and 2001, and includes the statistical disclosures required by the Securities and Exchange Commission Guide 3 (“Statistical Disclosure by Bank Holding Companies”). The discussion should be read in conjunction with the consolidated financial statements of First State Financial and the notes related thereto which appear elsewhere in this prospectus.

Results of Operations

     Net interest income increased to $6.47 million or by $1.74 million (up 37%) in the first nine months of 2004 compared to the same period in 2003. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 3.64% in the first nine months of 2004, up 3 basis points from the average for 2003 and up 20 basis points from the first nine months of 2003. The net interest margin was 4.00% for the first nine months of 2004, an increase of 10 basis points from the average for 2003 and up 22 basis points from the first nine months of 2003.

     The following table represents, for the periods indicated, certain information related to our average balance sheet and our average yields on assets and average cost of liabilities. Such yields are derived by dividing income or expenses by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

	For the Nine months Ended September 30,
	2004			2003
		Interest	Average		Interest	Average
	Average	and	Yield/	Average	and	Yield/
(dollars in thousands)	Balance	Dividends	Rate	Balance	Dividends	Rate
Assets:
Earning assets:
Loans (a)	$194,362	$9,547	6.56%	$140,618	$7,289	6.93%
Investment securities	15,204	414	3.64%	17,506	412	3.15%
Other	6,392	65	1.36%	9,038	96	1.42%

Total interest-earning assets	215,958	10,026	6.20%	167,162	7,797	6.24%
Non-interest-earning assets	8,945			9,481

Total assets	$224,903			$176,643

Liabilities:
Interest-bearing liabilities:
NOW accounts	$14,641	27	0.25%	$14,455	37	0.34%
Money market	20,961	170	1.08%	21,454	173	1.08%
Savings	8,457	20	0.32%	8,178	34	0.56%
Time deposits	133,026	3,106	3.12%	96,217	2,639	3.67%
Borrowings	8,590	237	3.69%	6,414	184	3.84%

Total interest-bearing liabilities	185,675	3,560	2.56%	146,718	3,067	2.79%

Demand deposits	23,766			18,570
Other non-interest-bearing liabilities	1,353			578

Total non-interest-bearing liabilities	25,119			19,148
Stockholders’ equity	14,109			10,777

Total liabilities and stockholders’ equity	$224,903			$176,643

Net interest income		$6,466			$4,730

Interest rate spread			3.64%			3.44%
Net interest margin (b)			4.00%			3.78%

(a) Average loans include nonperforming loans

(b) Net interest margin is net interest income divided by average total interest-earning assets

     The following table represents for the twelve-month periods indicated, certain information related to our average balance sheet and our average yields on assets and average cost of liabilities. Such yields have been derived by dividing income or expenses by the average balance or the corresponding assets or liabilities. Average balances have been derived from daily averages.

	For the Twelve Months Ended December 31,
	2003			2002			2001
		Interest	Average		Interest	Average		Interest	Average
	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/
(dollars in thousands)	Balance	Dividends	Rate	Balance	Dividends	Rate	Balance	Dividends	Rate
Assets:
Earning assets:
Loans (a)	$147,923	$10,199	6.89%	$115,393	$8,449	7.32%	$90,571	$8,027	8.86%
Investment securities	18,466	598	3.24%	8,881	375	4.22%	7,912	464	5.86%
Other	6,858	101	1.47%	18,033	312	1.73%	18,168	612	3.37%

Total interest-earning assets	173,247	10,898	6.29%	142,307	9,136	6.42%	116,651	9,103	7.80%
Non-interest-earning assets	9,607			11,113			12,920

Total assets	$182,854			$153,420			$129,571

Liabilities:
Interest-bearing liabilities:
NOW accounts	$14,336	46	0.32%	$14,462	185	1.28%	$11,492	231	2.01%
Money market	21,245	221	1.04%	21,338	450	2.11%	17,150	602	3.51%
Savings	8,116	40	0.49%	10,193	148	1.45%	6,536	143	2.19%
Time deposits	100,798	3,560	3.53%	74,063	3,427	4.63%	62,300	3,574	5.74%
Borrowings	9,828	272	2.77%	4,200	217	5.17%	4,936	289	5.85%

Total interest-bearing liabilities	154,323	4,139	2.68%	124,256	4,427	3.56%	102,414	4,839	4.72%

Demand deposits	16,770			18,211			17,115
Other non-interest-bearing liabilities	934			797			596

Total non-interest-bearing liabilities	17,704			19,008			17,711
Stockholders’ equity	10,827			10,156			9,446

Total liabilities & stockholders’ equity	$182,854			$153,420			$129,571

Net interest income		$6,759			$4,709			$4,264

Interest rate spread			3.61%			2.86%			3.08%
Net interest margin (b)			3.90%			3.31%			3.66%

(a) Average loans include nonperforming loans

(b) Net interest margin is net interest income divided by average total interest-earning assets

     The effect of changes in average balances (volume) and rates on interest income, interest expense and net interest income, for the period indicated, is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in the average balance of the later period, as compared with the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the later period to the change in the average rate in the later period, as compared with the earlier period. Changes resulting from average balance/rate variances are allocated to the two categories based on the proportionate absolute changes in each category.

	For the Nine Months Ended September 30, 2004
	Compared to 2003
	Increase (Decrease)
	Due to Change in		Net
	Average	Average	Increase
(in thousands)	Volume	Rate	(Decrease)
Increase (decrease) in interest income:
Loans	$2,657	$(399)	$2,258
Investment securities	(58)	60	2
Other	(27)	(4)	(31)

Total interest income	2,572	(343)	2,229
Increase (decrease) in interest expense:
NOW accounts	—	(10)	(10)
Money market	(4)	1	(3)
Savings	1	(15)	(14)
Time deposits	901	(434)	467
Borrowings	60	(7)	53

Total interest expense	958	(465)	493

Total change in net interest income	$1,614	$122	$1,736

	For the Year Ended December 31, 2003
	Compared to 2002
	Increase (Decrease)
	Due to Change in		Net
	Average	Average	Increase
(in thousands)	Volume	Rate	(Decrease)
Increase (decrease) in interest income:
Loans	$2,267	$(517)	$1,750
Investment securities	327	(104)	223
Other	(170)	(41)	(211)

Total interest income	2,424	(662)	1,762
Increase (decrease) in interest expense:
NOW accounts	(2)	(137)	(139)
Money market	(2)	(227)	(229)
Savings	(25)	(83)	(108)
Time deposits	1,060	(927)	133
Borrowings	191	(136)	55

Total interest expense	1,222	(1,510)	(288)

Total change in net interest income	$1,202	$848	$2,050

	For the Year Ended December 31, 2002
	Compared to 2001
	Increase (Decrease)
	Due to Change in		Net
	Average	Average	Increase
(in thousands)	Volume	Rate	(Decrease)
Increase (decrease) in interest income:
Loans	$1,966	$(1,544)	$422
Investment securities	52	(141)	(89)
Other	(5)	(295)	(300)

Total interest income	2,013	(1,980)	33
Increase (decrease) in interest expense:
NOW accounts	51	(97)	(46)
Money market	125	(277)	(152)
Savings	63	(58)	5
Time deposits	610	(757)	(147)
Borrowings	(40)	(32)	(72)

Total interest expense	809	(1,221)	(412)

Total change in net interest income	$1,204	$(759)	$445

     The nearly $1.7 million increase in the first nine months of 2004 in net interest income compared to the comparable period in 2003 and the $2.0 million increase in 2003 net interest income compared to 2002 reflect the impact of higher earning asset volumes and a stronger reduction in interest expense compared to interest income, resulting in an increased net interest spread. The $445,000 increase in net interest income in 2002 compared to 2001 reflects the impact of higher earning asset volumes, which was offset by a stronger reduction in interest income versus interest expense, resulting in a decreased net interest spread.

Liquidity and Rate Sensitivity

     Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, our cash flows are generated from interest and fee income, as well as from loan repayments, the sale or maturity of investments available-for-sale, and the maturity of investment securities held-to-maturity. In addition to cash and due from banks, we consider all securities available-for-sale and federal funds sold as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, the asset/liability mix within the balance sheet, as well as our reputation in the community. Our principal sources of funds are net increases in deposits, principal and interest payments on loans and proceeds from sales and maturities of investments. We use resources primarily to fund existing and continuing loan commitments and to purchase investment securities. At September 30, 2004 and December 31, 2003, we had commitments to originate loans totaling $26,166,000 and $24,368,000, respectively, and had issued standby letters of credit of $312,000 and $138,000, respectively. Scheduled maturities of certificates of deposit during the twelve months following September 30, 2004 and December 31, 2003 totaled $56 million and $44 million, respectively. Management believes that at September 30, 2004 we had adequate resources to fund all our commitments, that substantially all of our existing commitments will be funded in the subsequent twelve months and, if so desired, that we can adjust the rates on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment.

     Closely related to liquidity management is the management of interest-earning assets and interest-bearing liabilities. The Company manages its rate sensitivity position to avoid wide swings in net interest margins and to minimize risk due to changes in interest rates.

     Our interest rate sensitivity position at September 30, 2004 is presented in the table below.

	3 Months	4 to 6	7 to 12	1 to 5	Over 5
	or Less	Months	Months	Years	Years	Total
			(Dollars in thousands)
Interest-earning assets:
Loans	$80,353	$7,952	$12,233	$107,400	$5,110	$213,048
Investment securities	—	495	—	2,000	13,067	15,562
Federal funds sold	4,022	—	—	—	—	4,022
FHLB stock	900	—	—	—	—	900
Interest bearing deposit in other banks	232	—	—	—	—	232

Total interest bearing assets	85,507	8,447	12,233	109,400	18,177	233,764
Interest-bearings liabilities:
NOW accounts	14,351	—	—	—	—	14,351
Money market	22,005	—	—	—	—	22,005
Savings deposits	8,515	—	—	—	—	8,515
Time deposits	16,348	18,027	21,858	77,636	20	133,889
Other borrowings	19,000	—	—	3,000	—	22,000

Total interest-bearing liabilities	80,219	18,027	21,858	80,636	20	200,760

Interest sensitivity gap	$5,288	$(9,580)	$(9,625)	$28,764	$18,157	$33,004

Cumulative interest sensitivity gap	$5,288	$(4,292)	$(13,917)	$14,847	$33,004	$33,004

Cumulative sensitivity ratio	2.26%	(1.84)%	(5.95)%	6.35%	14.12%	14.12%

     We are cumulatively liability sensitive through the one-year time period, and asset sensitive in the over one year timeframes above. Certain liabilities such as NOW and passbook savings accounts, while technically subject to immediate repricing in response to changing market rates, historically do not reprice as quickly nor to the extent as other interest-sensitive accounts. Nevertheless, if market interest rates should decrease, it is anticipated that our net interest margin would decrease due to many interest-bearing liabilities with current rates so low that further reductions could not be significant. Because of non-interest-bearing liabilities, total interest-earning assets are substantially greater than the total interest-bearing liabilities and therefore it is anticipated that over time the effects on net interest income from changes in asset yield will be greater than the change in expense from liability cost. Therefore, if rates increase it is anticipated that the net interest margin would over time increase and this is particularly true over longer time horizons since we have more total assets subject to rate changes than total liabilities that are rate sensitive.

     Even in the near term, we believe the $13.9 million one year cumulative negative sensitivity gap may exaggerate the probable effects on earnings in a rising rate environment for two reasons. First, the liabilities subject to repricing are predominately not indexed to any specific market rate and therefore offer us the opportunity to delay or diminish any rate repricings. Further, in this current rate environment, the Company has been originating loans with interest rate floors. The effect of this has been to decrease the volatility of net interest margin and decrease asset sensitivity due to the fact that these loans behave similar to fixed rate loans in periods over a significant range of interest rate changes.

     Interest-earning assets and time deposits are presented based on their contractual terms. It is anticipated that run off in any deposit category will be approximately offset by new deposit generation.

     Since we have experienced steady growth in deposits, no net run off in any deposit category is assumed in the interest rate sensitivity table. It is our policy to maintain our cumulative one year gap ratio in the 20% to (20)% range. At September 30, 2004, the Company was within this range with a one year cumulative sensitivity ratio of (6)%.

Capital Resources

     Our consolidated stockholders’ equity was $14.5 million at September 30, 2004, $11.1 million at December 31, 2003 and $10.5 million at December 31, 2002. The net increase in stockholders’ equity during the first nine months of 2004 consisted of net proceeds of $1,848,000 from our private offering of common stock in early 2004, $1.4 million net income and the change in net unrealized loss on securities available-for-sale (from $(121,000) at December 31, 2003 to $(93,000) at September 30, 2004). The net increase in stockholders’ equity during 2003 consisted of $795,000 net income and the change in net unrealized loss on securities available-for-sale (from $108,000 at December 31, 2002 to $(121,000) at December 31, 2003). Our total stockholders’ equity was 5.95%, 5.23% and 6.87% of total assets as of September 30, 2004, December 31, 2003 and 2002, respectively. Our average equity to average assets for the first nine months of 2004 and 2003, and for the years 2003, 2002, 2001, was 6.27%, 6.10%, 5.92%, 6.62% and 7.29%, respectively.

     The federal banking regulatory authorities have adopted certain “prompt corrective action” rules with respect to depository institutions. The rules establish five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At December 31, 2003, the Bank met the capital ratios of an “adequately capitalized” financial institution with a total risk-based capital ratio of 9.34%, a Tier 1 risk-based capital ratio of 8.11%, and a Tier 1 leverage ratio of 7.45%. At September 30, 2004, the Bank met the capital ratios of an “adequately capitalized” financial institution with a total risk-based capital ratio of 9.76%, a Tier 1 risk-based capital ratio of 8.53%, and Tier 1 leverage ratio of 7.88%. Depository institutions which fall below the “adequately capitalized” category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as “significantly undercapitalized” and, if the institution is “critically undercapitalized,” the banking regulatory agencies have the right to appoint a receiver or conservator.

     In accordance with risk-based capital guidelines issued by the Federal Reserve Board and the FDIC, we are required to maintain a minimum standard of total capital to risk-weighted assets of 8%. Additionally, the FDIC requires banks to maintain a minimum leverage-capital ratio of Tier 1 capital (as defined) to total assets. The leverage-capital ratio ranges from 3% to 5% based on our rating under the regulatory rating system. The required leverage-capital ratio for us at December 31, 2003 and December 31, 2002 was 4%. The following table summarizes our capital ratios at the dates indicated, as well as those required to be maintained by a well-capitalized financial institution:

			Regulatory Requirement
			to be
	Actual	Actual Company	Adequately
	Bank Ratios	Ratios	Capitalized	Well Capitalized
At September 30, 2004:
Total capital to risk-weighted assets	9.76%	8.02%	8.00%	10.00%
Tier I capital to risk-weighted assets	8.53%	6.79%	4.00%	6.00%
Tier I capital to total assets - leverage ratio	7.88%	6.28%	4.00%	5.00%
At December 31, 2003:
Total capital to risk-weighted assets	9.34%	7.29%	8.00%	10.00%
Tier I capital to risk-weighted assets	8.11%	6.06%	4.00%	6.00%
Tier I capital to total assets - leverage ratio	7.45%	5.58%	4.00%	5.00%
At December 31, 2002:
Total capital to risk-weighted assets	10.26%	9.55%	8.00%	10.00%
Tier I capital to risk-weighted assets	9.01%	8.30%	4.00%	6.00%
Tier I capital to total assets - leverage ratio	7.43%	6.84%	4.00%	5.00%

Lending Activities

     A significant source of our income is the interest earned on the loan portfolio. At September 30, 2004, our total assets were $243 million and loans receivable, net were $210 million or 86.3% of total assets. At December 31, 2003, our total assets were $212 million and loans receivable, net were $180 million or 84.7% of total assets. At December 31, 2002, our total assets were $153 million and our loans receivable, net were $120 million or 78.3% of total assets. The increase in net loans receivable from December 31, 2002 to December 31, 2003 was $60 million or 50%.

     Our primary market area consists of the West Central Florida region (consisting primarily of Sarasota and Pinellas Counties and surrounding areas). Our market area’s economic base is diversified. Significant industries include hospitality and tourism, service enterprises, technology and information concerns, agribusiness and manufacturing. The area has experienced considerable growth over the past several years. However, there is no assurance that this area will continue to experience economic growth. Adverse conditions in any one or more of the industries operating in such markets or a slow-down in general economic conditions could have an adverse effect on us.

     Lending activities are conducted pursuant to a written policy which has been adopted by us. Each loan officer has defined lending authority beyond which loans, depending upon their type and size, must be reviewed and approved by a loan committee comprised of certain officers and directors. Under Florida law, our Bank can lend to any one person up to 15% of our capital on an unsecured basis, and an additional 10% on a secured basis. As of September 30, 2004, our largest credit relationship, which did not exceed these limitations, was $3.9 million, or 21.4% of total capital.

     At September 30, 2004, December 31, 2003, 2002, 2001, 2000 and 1999, the composition of our loan portfolio was as follows:

	At September 30,	At December 31,
(in thousands)	2004	2003	2002	2001	2000	1999
Commercial	$34,437	$31,860	$26,338	$22,475	$22,950	$25,879
Real estate:
Residential	32,452	27,660	22,112	19,417	10,271	12,282

	At September 30,	At December 31,
(in thousands)	2004	2003	2002	2001	2000	1999
Commercial	121,673	104,586	60,424	52,551	35,481	34,801
Construction	18,778	12,799	9,268	10,468	9,928	7,942
Consumer and other	5,708	5,622	3,857	3,512	3,297	2,853

	213,048	182,527	121,999	108,423	81,927	83,757
Less: Net deferred loan fees	(702)	(491)	(160)	(98)	(167)	(169)
Allowance for loan losses	(2,690)	(2,275)	(1,693)	(1,401)	(1,481)	(1,255)

Loans, net	$209,656	$179,761	$120,146	$106,924	$80,279	$82,333

     The contractual maturity distribution of our loan portfolio at December 31, 2003 is indicated in the table below. The majority of these are amortizing loans.

	Loans Maturing
	Within	1 to 5	After
(in thousands)	1 Year	Years	5 Years	Total
Commercial	$16,798	$7,674	$7,388	$31,860
Real estate:
Residential	7,237	7,955	12,468	27,660
Commercial	6,660	16,617	81,309	104,586
Construction	5,253	5,139	2,407	12,799
Consumer and other	1,193	2,815	1,614	5,622

Total	$37,141	$40,200	$105,186	$182,527

	Loans Maturing
	Within	1 to 5	After
(in thousands)	1 Year	Years	5 Years	Total
Loans with:
Predetermined interest rates	$10,249	$16,653	$4,766	$31,668
Floating or adjustable rates	26,891	23,547	100,421	150,859

Total	$37,140	$40,200	$105,187	$182,527

Loan Quality

     Management seeks to maintain a high quality of loans through sound underwriting and lending practices. As of September 30, 2004 and December 31, 2003 and 2002 approximately 81.16%, 79.46% and 75.25%, respectively, of the total loan portfolio was collateralized by commercial and residential real estate mortgages. The level of nonperforming loans also is relevant to the credit quality of a loan portfolio. As of September 30, 2004, December 31, 2003 and 2002, total nonperforming loans (those 90 days or more past due) totaled $923,000 or .43%, $1,249,000 or .68%, and $1,238,000 or 1.01% of total loans, respectively. There was no other real estate owned at September 30, 2004 and December 31, 2003.

     The commercial real estate mortgage loans in our portfolio consist of fixed- and adjustable-interest rate loans which were originated at prevailing market interest rates. Our policy has been to originate commercial real estate mortgage loans predominantly in our primary market area. Commercial real estate mortgage loans are generally made in amounts up to 80% of the appraised value of the property securing the loan and entail significant additional risks compared to residential mortgage loans. In making commercial real estate loans, we primarily consider the net operating income generated by the real estate to support the debt service, the financial resources and income level and managerial expertise of the borrower, the marketability of the collateral and our lending experience with the borrower.

     Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his employment and other income and which are collateralized by real property whose value tends to be more readily ascertainable, commercial loans typically are underwritten on the basis of the borrower’s ability to make repayment from the cash flow of his business and generally are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

     We make consumer and personal loans on a collateralized and noncollateralized basis. These loans are often collateralized by automobiles, recreational vehicles and mobile homes. Our policy is not to advance more than 80% of collateral value and that the borrower have established over one year of residence and demonstrated an ability to repay a similar debt according to credit bureau reports. Consumer and personal loans also are generated. Such loans generally have a term of 120 months or less.

     From time to time, we will originate loans on an unsecured basis. At September 30, 2004, December 31, 2003 and 2002, unsecured loans totaled $1.35 million, $2.27 million and $2.94 million, respectively.

     Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. As of September 30, 2004 and December 31, 2003 and 2002, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business exceeded 20% of total loans, except that as of such dates loans collateralized with mortgages on real estate represented 81.16%, 79.46% and 75.25%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

     The Loan Committee of the Board of Directors concentrates its efforts and resources, and that of its senior management and lending officers, on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and the existence and valuations of collateral. In addition, management has established a review process with the objective of identifying, evaluating, and initiating necessary corrective action for marginal loans. The goal of the loan review process is to address classified and nonperforming loans as early as possible.

Classification of Assets

     Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management’s policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal and interest is considered doubtful. Consumer installment loans are generally charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

     Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned (“OREO”). OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for credit losses at the time it is transferred to OREO. Further write-downs in OREO are recorded at the time management believes additional deterioration in value has occurred and are charged to noninterest expense.

     We account for impaired loans under Statements of Financial Accounting Standards No. 114 and 118. These Statements address the accounting by creditors for impairment of certain loans and generally require us to identify loans, for which we probably will not receive full repayment of principal and interest, as impaired loans. The Statements require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan’s effective interest rate, or at the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. We have implemented the Statements by modifying its quarterly review of the adequacy of the allowance for credit losses to also identify and value impaired loans in accordance with guidance in the Statements.

     As of the dates indicated, loans on non-accrual status and other real estate owned and certain other related information were as follows:

	At September 30,	At December 31,
(dollars in thousands)	2004	2003	2002	2001	2000	1999
Total nonaccrual loans	$923	$1,249	$866	$295	$1,017	$359
Accruing loans delinquent 90 days or more	—	—	372	700	101	458

Total nonperforming loans	923	1,249	1,238	995	1,118	817
Repossessed personal property	—	—	—	63	—	—
Other real estate owned	—	—	474	487	164	802

Total nonperforming assets	$923	$1,249	$1,712	$1,545	$1,282	$1,619

Allowance for loan losses	$2,690	$2,275	$1,693	$1,401	$1,481	$1,255
Nonperforming assets as a percent of total assets	0.38%	0.59%	1.12%	1.05%	1.03%	1.36%
Nonperforming loans as a percent of total loans	0.43%	0.68%	1.01%	0.92%	1.36%	0.98%
Allowance for loan losses as a percent of nonperforming loans	291.44%	182.15%	136.75%	140.80%	132.47%	153.61%

     The gross interest income that would have been recorded for the nine months ended September 30, 2004, if the above nonperforming loans had been current in accordance with their original terms totaled $59,000. The amount of interest income on those loans that was included in net income for the period was approximately $300.

     In addition to the nonperforming loans identified above, the Company has identified $1,187,000 of additional potential problem loans at September 30, 2004.

     As of September 30, 2004, non-accrual loans totaled $923,000. This figure was comprised of nine customer relationships. The two largest customer relationships represent $863,000 or 93.5% of nonaccrual loans. The relationships consisted of seven commercial real estate investment properties with a chronic delinquency history and borrower/guarantor in bankruptcy.

     Monthly, management evaluates the collectibility of its nonperforming loans and the adequacy of its allowance for loan losses to absorb the identified and unidentified losses inherent in the loan portfolio. As a result of these evaluations, loans considered uncollectible are charged-off and adjustments to the reserve considered necessary are provided through a provision charged against earnings. These evaluations consider the current economic environment, the real estate market and its impact on underlying collateral values, trends in the level of nonperforming and past-due loans, and changes in the size and composition of the loan portfolio.

     The allowance for loan losses totaled approximately $2,690,000, $2,275,000 and $1,693,000 at September 30, 2004 and December 31, 2003 and 2002, respectively. As of September 30, 2004 net loans charged-off totaled $103,000. The years ended December 31, 2003 and 2002 had net loans charged-off of $468,000 and $107,000, respectively. At September 30, 2004, December 31, 2003 and 2002, nonperforming loans totaled $923,000, $1,249,000 and $1,238,000 respectively, or .43%, .68% and 1.01%, respectively, of total loans outstanding. Considering the nature of our loan portfolio, management believes that the allowance for credit losses at September 30, 2004 is adequate.

     During the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002, 2001, 2000 and 1999, the activity in our allowance for credit losses was as follows:

	Nine months Ended
	September 30,		Year Ended December 31,
(in thousands)	2004	2003	2003	2002	2001	2000	1999
Allowance at beginning of period	$2,275	$1,693	$1,693	$1,401	$1,481	$1,255	1,034
Loans charged-off:
Real estate	26	184	249	—	25	38	—
Commercial	6	60	168	91	303	151	—
Consumer	124	103	118	21	135	32	—

Total loans charged-off	156	347	535	112	463	221	—
Recoveries:
Real estate	3	7	7	—	—	113	—
Commercial	17	11	46	—	40	6	—
Consumer	33	13	14	5	3	—	4

Total recoveries	53	31	67	5	43	119	4

Net loans charged-off	103	316	468	107	420	102	(4)
Provision for credit losses charged to expense	518	696	1,050	399	340	328	217

	Nine months Ended
	September 30,		Year Ended December 31,
(in thousands)	2004	2003	2003	2002	2001	2000	1999
Allowance at end of period	$2,690	$2,073	$2,275	$1,693	$1,401	$1,481	$1,255

Net charge-offs as a percentage of average loans outstanding	0.05%	0.22%	0.32%	0.09%	0.46%	0.12%	(0.01)%

	Nine months Ended
	September 30,		Year Ended December 31,
(dollars in thousands)	2004	2003	2003	2002	2001	2000	1999
Allowance for loan losses as a percentage of period-end total loans	1.26%	1.26%	1.25%	1.39%	1.29%	1.81%	1.50%
Allowance for loan losses as a percentage of nonperforming loans	291.44%	111.03%	182.15%	136.75%	140.80%	132.47%	153.61%
Average loans outstanding during the period	$194,362	$140,618	$147,923	$115,393	$90,571	$82,991	$74,139
Period-end total loans	$213,048	$164,219	$182,527	$121,999	$108,423	$81,927	$83,757
Nonperforming loans, end of period	$923	$1,867	$1,249	$1,238	$995	$1,118	$817

     The following table represents management’s best estimate of the allocation of the allowance for loan losses to the various segments of the loan portfolio based on information available as of the dates indicated. Due to the ongoing evaluation and changes in the basis for the allowance for loans losses, actual future charge offs will not necessarily follow the allocations described below.

	September 30,		December 31 ,
	2004		2003		2002		2001		2000		1999
		% of		% of		% of		% of		% of		% of
		Loans		Loans		Loans		Loans		Loans		Loans
		to		to		to		to		to		to
		Total		Total		Total		Total		Total		Total
(dollars in thousands)	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans
Commercial	$577	16.16%	$277	17.45%	$305	21.59%	$221	20.73%	$226	28.01%	$236	30.90%
Real estate:
Residential	314	15.23%	265	15.15%	189	18.12%	113	17.91%	119	12.54%	118	14.66%
Commercial	1,061	57.11%	1,260	57.30%	933	49.53%	753	48.47%	750	43.31%	732	41.55%
Construction	112	8.81%	63	7.01%	35	7.60%	63	9.65%	48	12.12%	47	9.48%
Consumer and other	226	2.69%	84	3.09%	78	3.16%	38	3.24%	48	4.02%	47	3.41%
Unallocated	400	NA	326	NA	153	NA	213	NA	290	NA	75	NA

	$2,690	100.00%	$2,275	100.00%	$1,693	100.00%	$1,401	100.00%	$1,481	100.00%	$1,255	100.00%

     While the make-up of our loan portfolio as expressed as a percentage of loans to total loans at September 30, 2004 only changed slightly from that at December 31, 2003, the allocation of the allowance for loan losses experienced greater fluctuation. This fluctuation, most notably in the commercial, commercial real estate, and consumer and other categories, was a result of changes in management’s estimate of the quality of the loans comprising these categories. In general, management noted an improvement in the overall quality of the commercial real estate portfolio during the nine months ended September 30, 2004, while the quality of the commercial and consumer and other portfolios was determined by management to have decreased slightly. However, management still believes the overall quality of the Company’s loan portfolio at September 30, 2004 is consistent with that at December 31, 2003 as evidenced by the consistency of the overall allowance for loan losses as a percentage of total loans.

Investment Securities

     The following table sets forth the book value of our investment portfolio as of September 30, 2004, December 31, 2003, 2002 and 2001:

	September 30,	December 31 ,
(dollars in thousands)	2004	2003	2002	2001
Securities available for sale:
U.S. Treasury securities	$—	$—	$—	$—
U.S. Government agency obligations	2,495	4,039	5,641	1,560
Mortgage-backed securities	13,067	16,182	6,092	981

Total securities available for sale	15,562	20,221	11,733	2,541
Securities held to maturity	—	—	—	—

Total investment securities	$15,562	$20,221	$11,733	$2,541

Federal Home Loan Bank stock	$900	$750	$250	$250

     The following table summarizes the maturity distribution and yield by classification of securities as of the date indicated:

	September 30, 2004
		Weighted
	Book	Average
(dollars in thousands)	Value	Yield
U.S. Treasury and Government agency obligations
One year or less	$495	1.10%
Over one year through five years	2,000	3.67%
Over five years through ten years	—	—
Over ten years	—	—
Mortgage-backed securities	13,067	3.46%

	$15,562	3.41%

     We have adopted Statement of Financial Accounting Standards No. 115 (“FAS 115”), which requires companies to classify investments securities, including mortgage-backed securities as either held-to-maturity, available-for-sale, or trading securities. Securities classified as held-to-maturity are carried at amortized cost. Securities classified as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax effect, reported as a separate component of stockholders’ equity. Securities classified as trading securities are recorded at fair value, with unrealized gains and losses included in earnings. As a result of the adoption of FAS 115, under which we expect to continue to hold its investment securities classified as available-for-sale, changes in the underlying market values of such securities can have a material adverse effect on our capital position. Typically, an increase in interest rates results in a decrease in underlying market value and a decrease in the level of principal repayments on mortgage-backed securities. As a result of changes in market interest rates, changes in the market value of available-for-sale securities resulted in an increase of $28,000 and a decrease of $229,000 in stockholders’ equity during the nine months ended September 30, 2004 and the year ended December 31, 2003. These fluctuations in stockholders’ equity represent the after-tax impact of changes in interest rates on the value of these investments.

Deposit Activities

     Deposits are the major source of our funds for lending and other investment purposes. Deposits are attracted principally from within our primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including “jumbo” certificates in denominations of $100,000 or more) and retirement savings plans.

     The following table presents the average amount outstanding and the average rate paid on deposits by us for period ending September 30, 2004 and years ending December 31, 2003, 2002, and 2001.

	Nine months Ended		Year Ended December 31,
	September 30, 2004		2003		2002		2001
	Average	Average	Average	Average	Average	Average	Average	Average
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing deposits	$23,766		$16,770		$18,211		$17,115
Interest-bearing deposit
NOW accounts	14,641	0.25%	14,336	0.32%	14,462	1.28%	11,492	2.01%
Money Market	20,961	1.08%	21,245	1.04%	21,338	2.11%	17,150	3.51%
Savings accounts	8,457	0.32%	8,116	0.49%	10,193	1.45%	6,536	2.19%

Time deposits	133,026	3.12%	100,798	3.53%	74,063	4.63%	62,300	5.74%

	$200,851	2.21%	$161,265	2.40%	$138,267	3.05%	$114,593	3.97%

     Maturity terms, service fees and withdrawal penalties are established by us on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

     FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions’ normal market area. Under these regulations, “well capitalized” depository institutions may accept, renew, or roll over deposits at such rates without restriction, “adequately capitalized” depository institutions may accept, renew or roll over deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and “undercapitalized” depository institutions may not accept, renew or roll over deposits at such rates. The regulations contemplate that the definitions of “well capitalized,” “adequately capitalized” and “undercapitalized” will be the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of applicable law. See “Supervision and Regulation — Capital Requirements.” As of September 30, 2004 and December 31, 2003, First State Bank met the definition of an “adequately capitalized” depository institution.

     We do not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on us. Management believes that substantially all of our depositors are residents in our primary market area. We currently do not accept brokered deposits.

     Time deposits of $100,000 and over, public fund deposits and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect our liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect our earnings. However, the converse is true in a falling interest-rate market where such short-term deposits are more favorable to us.

     The following table presents the maturity of our time deposits at September 30, 2004

	Deposits	Deposits
	$100,000	Less than
(in thousands)	and Greater	$100,000	Total
Months to maturity
3 or less	$3,291	$13,057	$16,348
4 to 6	2,108	15,919	18,027
7 through 12	6,919	14,939	21,858
Over 12	19,251	58,405	77,656

	$31,569	$102,320	$133,889

Off-Balance Sheet Arrangements and Contractual Obligations

     Our off-balance sheet arrangements and contractual obligations at September 30, 2004 are summarized in the table that follows. The amounts shown for commitments to extend credit and letters of credit are contingent obligations, some of which are expected to expire without being drawn upon. As a result, the amounts shown for these items do not necessarily represent future cash requirements. We believe that our current sources of liquidity are more than sufficient to fulfill the obligations we have as of September 30, 2004 pursuant to off-balance sheet arrangements and contractual obligations.

			Over	Over
			One Year	Three Years
	Total	One Year	Through	Through	Over Five
(in thousands)	Amounts	or Less	Three Years	Five Years	Years
Commitments to extend credit	$26,166	$12,978	$6,735	$471	$5,982
Standby letters of credit	312	312	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	198	74	124	—	—
Purchase obligations	—	—	—	—	—
Long-term debt	18,000	—	15,000	3,000	—
Other long-term liabilities reflected on the balance sheet under GAAP	—	—	—	—	—

Total	$44,676	$13,364	$21,859	$3,471	$5,982

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

     The Company’s exposure to credit loss in the event of nonperformance by the other party to financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Company uses the same credit policies in making commitments to extend credit and generally uses the same credit policies for letters of credit as it does for on-balance sheet instruments.

     Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Unused home equity lines, which comprise a substantial portion of these commitments, generally expire five years from their date of origination. Other loan commitments generally expire in 30 days. The amount of collateral obtained, if any, by the Company upon extension of credit is based on management’s credit evaluation of the borrower. Collateral held varies but may include security interests in business assets, mortgages on commercial and residential real estate, deposit accounts with the Company or other financial institutions, and securities.

     Standby letters of credit are conditional commitments issued by the Company to assure the performance or financial obligations of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The Company generally holds collateral and/or obtains personal guarantees supporting these commitments.

     The Company is obligated under an operating lease for a banking office which expires May 2007. Future minimum lease payments, before considering renewal options that generally are present, total $198,000.

     Long term debt consists of Federal Home Loan Bank advances totaling $18 million. These are further described in Note 6 of the Consolidated Financial Statements.

Results of Operation

Nine months ended September 30, 2004 compared to September 30, 2003

     General

     Our net income for the nine months ended September 30, 2004 was $1.4 million or $.43 per share, as compared to net income of $433,000 or $.14 per share for the same period in 2003, an increase of

$1,005,000 or 232.1% or $.29 per share. The increase in net income was driven by a 36.7% or $1.7 million increase in net interest income, a 40.1% or $324,000 increase in non-interest income, which more than offset the increase in non-interest expense of $621,000 or 15.1%.

     Net interest income

     Net interest income, which constitutes our principal source of income, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are federal funds sold, investment securities and loans receivable. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts (“NOW accounts”), savings deposits and money market accounts. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

     Net interest income was $6.47 million for the nine months ended September 30, 2004 compared with $4.73 million for the nine months ended September 30, 2004, an increase of $1.74 million or 36.7%. The increase resulted from an increase in average earning assets of $48.8 million or 29.2%. The increase in earning assets was due to average loans rising by $53.7 million or 38.2% resulting in the average loans as a percent of average earning assets increasing to 90.0% as of September 30, 2004 up from 84.1% at the same period in 2003. The growth in the loan portfolio was more than sufficient to offset a four basis point decline in the average yield on earning assets between the periods. During the same period, the cost of funds paid on interest bearing liabilities decreased by 23 basis points, which resulted in an increase in the net interest margin of 22 basis points to 4.00% for the nine months ended September 30, 2004 from 3.78% for the same period in 2003.

     Provision for loan losses

     The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by us, the amounts of non-performing loans, general economic conditions, particularly as they relate to our market area, and other factors related to the collectibility of our loan portfolio.

     For the nine months ended September 30, 2004 the provision for loan losses was $518,000, as compared to $696,000 for the same period in 2003. Charge-offs to real estate loans declined by $158,000 or 85.9% for the nine months ended September 30, 2004 compared to the same period in 2003. Charge-offs to commercial loans declined by $54,000 or 90.0% and to consumer loans rose by $21,000 or 20.4% during the comparable nine month periods in 2004 and 2003. Total recoveries also rose by $22,000 or 70.9% for the nine months ended September 30, 2004 compared to the same period in 2003. The reduced net charge-offs allowed us to meet our estimated allowance for loan losses with a reduced provision for loan losses.

     As of September 30, 2004 and December 31, 2003, the allowance for loan losses was 1.26%, and 1.25%, respectively, of total loans receivables, and was 291.44%, and 182.15%, respectively, of nonperforming loans. From December 31, 2003 to September 30, 2004, loan balances grew by $30.5 million or 16.7% and the allowance for loan losses increased by $415,000 or 18.2%. For the same nine month period, commercial real estate loan balances increased by $17.1 million or 16.3% while the allowance for loan losses applied to commercial real estate loans declined by $199,000 or 15.8%. The reason for the decrease in the allowance for loan losses applied to commercial real estate loans related to a $1.5 million or 43.9% improvement in commercial real estate loans graded by management as “substandard” at September 30, 2004 compared to December 31, 2003. Shifts in the reserve allocations along with a reduction in net charge-offs allowed for a lower reserve to commercial real estate loans.

     Noninterest income

     Noninterest income is primarily composed of deposit service charges and fees, and mortgage banking fees. Noninterest income was $1.1 million for the nine months ended September 30, 2004 compared to $808,000 for the same period in 2003, an increase of $324,000 or 40.1%. The increase was primarily due to an increase in mortgage banking fees of $184,000 or 69.7% and service charges and other fees of $119,000 or 22.0%.

     Noninterest expense

     For the nine month period ended September 30, 2004, noninterest expense increased by $621,000 or 15.1%. Nearly all of the increase was in compensation and benefits which rose by $655,000 or 30.6%. The Bank continues to add personnel to aid and support its strong asset growth. Other noninterest expense rose slightly by $8,000 or 0.7%, while occupancy and equipment fell by $42,000 or 5.1%. compared to the same nine month period in 2003.

     Income tax provision

     The income tax provision rose by $612,000 or 204.7% to $911,000 for the nine months ended September 30, 2004 from $299,000 for the same period in 2003. First State Financial’s effective tax rate was 38.8% for the nine months ended September 30, 2004 compared to 40.8% for the same period in 2003. This increase in the tax provision is commensurate with the increase in net income before taxes for the comparable periods.

Years ended December 31, 2003 and December 31, 2002

     General

     Our net income for the year ended December 31, 2003 was $795,000 or $.26 per share, as compared to net income for the year ended December 31, 2002 of $435,000 or $.14 per share, an increase of $360,000 or $.12 per share, or 82.8%. The increase in 2003 of nearly $2.1 million in net interest income or 43.5% and the increase of $284,000 in noninterest income or 32.4%, was offset by a nearly $1.1 million increase in noninterest expense or 23.4%, and a $651,000 increase in the provision for loan losses or 163.2% over the provision for loan losses in 2002. The growth in revenue and expenses was primarily due to the strong growth in the Bank during 2003.

     Net interest income

     Net interest income, which constitutes our principal source of income, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are federal funds sold, investment securities and loans receivable. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts (“NOW accounts”), savings deposits and money market accounts. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

     Net interest income was $6.8 million for the year ended December 31, 2003 compared with $4.7 million for the year ended December 31, 2002, an increase of $2.1 million or 43.5%. The increase resulted from an increase in average earning assets of $30.9 million or 21.7%. During 2003, interest expense on interest bearing liabilities decreased by $288,000 over 2002. During the same period, the cost of funds paid on interest bearing liabilities decreased 88 basis points, which resulted in an increase in the net interest margin of 59 basis points to 3.90% for 2003 from 3.31% for 2002.

     Provision for loan losses

     For 2003, the provision for loan losses was $1,050,000, as compared to $399,000 for 2002. Charge-offs to real estate loans were $249,000 for the year ended December 31, 2003 compared none during 2002. Charge-offs to commercial loans rose by $77,000 or 84.6% and to consumer loans rose by $97,000 or 461.9% in 2003 compared to 2002. Total recoveries rose by $62,000 for the year ended December 31, 2003 compared to 2002. The increase in net charge-offs, combined with the growth of the loan portfolio discussed below, caused us to increase our provision for loan losses in order to meet its estimated allowance for loan losses.

     As of December 31, 2003 and 2002, the allowance for loan losses was 1.25%, and 1.39%, respectively, of total loans receivable, and was 182.15%, and 136.75%, respectively, of non-performing loans. From December 31, 2002 to December 31, 2003, loan balances grew by $60.5 million or 49.6% and the allowance for loan losses increased by $582,000 or 34.4%. During 2003, commercial real estate loan balances increased by $44.2 million or 73.1% while the allowance for loan losses applied to commercial real estate loans increased by $327,000 or 35.0%. The reason for the lower percentage increase in the allowance for loan losses applied to commercial real estate loans compared to the overall increase in the commercial real estate loan portfolio related to management’s belief that the overall quality of the commercial real estate improved from December 31, 2002 to December 31, 2003. As such, a decrease in management’s estimate of the required reserves related to the portfolio allowed for a lower reserve to commercial real estate loans.

     Noninterest income

     Noninterest income is primarily composed of deposit service charges and fees, and mortgage banking fees. Noninterest income was $1,161,000 for 2003 versus $877,000 for 2002, or an increase of $284,000, or 32.4%. Contributing to the increase was a $128,000, or 20.3%, increase in service charges and fees. Mortgage banking fees rose by $123,000 or 45.4%.

     Noninterest expenses

     During 2003, noninterest expenses increased to $5.6 million from $4.5 million during 2002, or an increase of 23.4%. The following narrative sets forth additional information on certain noninterest expense categories which had significant changes.

     During 2003, compensation and benefits increased to $3.0 million from $2.2 million for 2002, an increase of $.8 million or 34.7%. The increase was primarily due to an increase in the number of employees commensurate with the growth of the Bank and annual compensation and benefit increases for employees.

     Occupancy and related furniture and equipment expense decreased to $1,015,000 during 2003 from $1,027,000 during 2002, a decrease of $12,000 or 1.2%. The reason for the decrease in occupancy related expenses from 2002 to 2003 related to cost reduction.

     Other noninterest expense increased to $1.6 million from $1.3 million for 2002, an increase of $295,000 or 23.3%. Most of the increase came from increased data processing and professional service fees which rose by $119,000 or 24.1% in 2003 from the same period in 2002.

     FDIC and state assessments increased to $158,000 for 2003 from $77,000 for 2002, an increase of $81,000 or 105%, due to increase in deposits and change in classification.

     Advertising and business development increased to $119,000 for the year ended December 31, 2003 from $95,000 for the year ended December 31, 2002, an increase of $24,000 or 25.3%. We place importance on effective advertising and business development, as well as continuing to support a marketing effort for those branch offices already in existence.

     Income tax provision

     During the 2003 the income tax provision increased to $507,000 from $239,000 for 2002, an increase of $268,000 or 112.13%. First State Financial’s effective tax rate for 2003 was approximately 39% compared to 36% for 2002. The higher effective tax rate for 2003 was due to a strong increase in the provision for loan losses in 2003. The loan loss provision is not totally deductible for income tax purposes.

Years ended December 31, 2002 and December 31, 2001

     General

     Our net income for the year ended December 31, 2002 was $435,000 or $.14 per share, as compared to net income for the year ended December 31, 2001 of $365,000 or $.12 per share, an increase of $70,000 or $.02 per share, or 19.2%. The increase in 2002 of $455,000 in net interest income or 10.4%, was offset by a nearly $201,000 increase in noninterest expense or 4.7%, a $59,000 increase in the provision for loan losses or 17.4% over the provision for loan losses in 2001, and a $99,000 or 10.1% decline in noninterest income. The resulting rise in income before income taxes was only $86,000 or 14.6%. The effective tax rate declined slightly from 38% in 2001 to 36% in 2002.

     Net interest income

     Net interest income was $4.7 million for the year ended December 31, 2002 compared with $4.3 million for the year ended December 31, 2001, an increase of $445,000 or 10.4%. The increase resulted from an increase in average earning assets of $25.7 million or 22%. During 2002, interest income rose by only $33,000 and interest expense declined by $412,000. The average annual cost of funds fell by a strong 1.16% from 2001 to 2002, which offset a decline in the gross earning asset yield of 1.38%. This resulted in the net interest margin declining by only 0.35% from 3.66% in 2001 to 3.31% in 2002.

     Provision for loan losses

     For 2002, the provision for loan losses was $399,000, as compared to $340,000 for 2002. There were no charge-offs to real estate loans for the year ended December 31, 2002 compared $25,000 during 2001. Charge-offs to commercial loans decreased by $212,000 or 70.0% and to consumer loans decreased by $114,000 or 84.4% in 2002 compared to 2001. Likewise, total recoveries decreased by $38,000 for the year ended December 31, 2002 compared to 2001. The decrease in net charge-offs allowed us to keep our provision for loan losses relatively stable in order to meet our estimated allowance for loan losses in spite of the growth experienced in the portfolio.

     As of December 31, 2002 and 2001, the allowance for loan losses was 1.39%, and 1.29%, respectively, of total loans receivable, and was 136.75%, and 140.80%, respectively, of non-performing loans. From December 31, 2001 to December 31, 2002, loan balances grew by $13.6 million or 12.5% and the allowance for loan losses increased by $292,000 or 20.8%. During 2002, commercial real estate loan balances increased by $7.9 million or 15.0% while the allowance for loan losses applied to commercial real estate loans increased by $180,000 or 23.9%. The reason for the higher percentage increase in the allowance for loan losses applied to commercial real estate loans compared to the overall increase in the commercial real estate loan portfolio related to management’s belief that the overall quality of the commercial real estate had declined from December 31, 2001 to December 31, 2002. As such, an increase in management’s estimate of the required reserves related to the portfolio caused an increase to the reserve to commercial real estate loans, which was partially offset by a decrease in net charge-offs.

     Noninterest income

     Noninterest income is primarily composed of deposit service charges and fees, and mortgage banking fees. Noninterest income was $877,000 for 2002 versus $976,000 for 2001, or a decline of $99,000, or 10.1%. While service charges and other fees rose by $103,000 or 19.5% in 2002 over the same period in 2001, mortgage banking fees fell by $67,000 or 19.8% from the same period in 2001 and the net loss on sale of foreclosed assets was $33,000 in 2002 from no net loss in 2001. Additionally, the Company recognized a net gain on sale of securities of $76,000 in 2001 compared to no net gain in 2002.

     Noninterest expenses

     During 2002, noninterest expenses increased to $4.5 million from $4.3 million during 2001, or an increase of 4.7%. The following narrative sets forth additional information on certain noninterest expense categories which had significant changes.

     During 2002, compensation and benefits increased to $2.2 million from $2.0 million for 2001, an increase of $220,000 or 11%. The increase was primarily due to an increase in the number of employees commensurate with the growth of the Bank and annual compensation and benefit increases for employees.

     Occupancy and related furniture and equipment expense decreased to $1.03 million during 2002 from $1.06 million during 2001, a decrease of $31,000 or 2.9%. The reason for the decrease in occupancy related expenses from 2001 to 2002 related to cost cuttings.

     Other noninterest expense increased slightly to $1.26 million in 2002 from $1.25 million in 2001, an increase of $13,000 or 1.0%.

     Income tax provision

     During the 2002 the income tax provision increased to $239,000 from $223,000 for 2001, an increase of only $16,000 or 7.2%. First State Financial’s effective tax rate for 2002 was approximately 36% compared to 38% for 2001.

BUSINESS

General

     We are a bank holding company whose business is conducted primarily through our wholly-owned subsidiary, First State Bank. First State Bank, which was formed in October 1988, serves the West Central Florida region, principally Sarasota and Pinellas counties and surrounding areas. First State Bank is headquartered in Sarasota, Florida. We operate six banking offices and six ATMs throughout this area. At September 30, 2004, we had approximately $243 million in total assets, $205 million in total deposits, $210 million in net loans and shareholders’ equity of $14.5 million. First State Bank’s deposits are insured by the Federal Deposit Insurance Corporation, up to applicable limits.

     First State Bank offers a wide range of commercial and retail banking and financial services to businesses and individuals. Our account services include checking, interest-bearing checking, money market, savings, certificates of deposit and individual retirement accounts. We offer all types of commercial loans to include: owner-occupied commercial real estate; acquisition, development and construction; income-producing properties; short-term working capital; inventory and receivable facilities; dealer floor plan loans; and equipment loans. We also offer a full complement of consumer loan products to include residential real estate, installment loans, home equity and home equity loans. Our lending focus is predominantly on small to medium-sized business and consumer borrowers. Most importantly, we provide our customers with access to local First State Bank officers who are empowered to act with flexibility to meet customers’ needs in an effort to foster and develop long-term loan and deposit relationships.

     We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Florida Office of Financial Regulation, and the Federal Deposit Insurance Corporation (FDIC). This regulation is intended for the protection of our depositors, not our shareholders.

Business Strategy

     Our business strategy is to operate as a profitable, diversified financial services company providing a variety of banking and other financial services, with an emphasis on commercial and residential mortgage lending and commercial business loans to small and medium sized businesses. As a result of the consolidation of small and medium sized financial institutions, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. We emphasize comprehensive retail and small business products and responsive, decentralized decision-making which reflects our knowledge of our local markets and customers.

     To continue asset growth and profitability, our marketing strategy is targeted to:

•	Provide customers with access to our local executives who make key credit and account decisions;

•	Pursue commercial lending opportunities with small to mid-sized businesses which we believe are underserved by our larger competitors;

•	Cross-sell our products and services to our existing customers to leverage our relationships and enhance profitability; and

•	Adhere to safe and sound credit standards to maintain the continued quality of assets as we implement our growth strategy.

Banking Services

     Commercial Banking. First State Bank focuses its commercial loan originations on small and mid-sized business (generally up to $5 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. First State Bank offers a range of cash management services and deposit products to its commercial customers. Computerized banking is currently available to First State Bank’s commercial customers.

     Retail Banking. First State Bank’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by First State Bank to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, First State Bank offers contemporary products and services, such as debit cards, mutual funds and annuities, Internet banking and electronic bill payment services. Consumer loan products offered by First State Bank include home equity lines of credit, second mortgages, new and used auto loans, including indirect loans through auto dealers, new and used boat loans, overdraft protection, and unsecured personal credit lines.

     Mortgage Banking. First State Bank’s mortgage banking business is structured to provide a source of fee income largely from the process of originating product for sale on the secondary market (primarily fixed rate loans), as well as the origination of primarily adjustable rate loans to be held in First State Bank’s loan portfolio. Mortgage banking capabilities include conventional and nonconforming mortgage underwriting; and construction and permanent financing.

Lending Activities

     Loan Portfolio Composition. At September 30, 2004, First State Bank’s loan portfolio totaled $213 million, representing approximately 88% of our total assets of $243 million. For a discussion of our loan portfolio, see “Management’s Discussion of Financial Condition and Results of Operation -Lending Activities.”

     The composition of First State Bank’s loan portfolio at September 30, 2004, December 31, 2003 and 2002 is indicated below, along with the growth from the prior year.

	At September 30,		At December 31,
		% of Total		% of Total		% of Total
(dollars in thousands)	2004	Loans	2003	Loans	2002	Loans
Commercial	$34,437	16.16%	$31,860	17.45%	$26,338	21.59%
Real estate:
Residential	32,452	15.23%	27,660	15.15%	22,112	18.12%
Commercial	121,673	57.11%	104,586	57.30%	60,424	49.53%
Construction	18,778	8.81%	12,799	7.01%	9,268	7.60%
Consumer and other	5,708	2.69%	5,622	3.09%	3,857	3.16%

	$213,048	100.00%	$182,527	100.00%	$121,999	100.00%

     Our non-performing loans as a percentage of gross loans decreased to .43% at September 30, 2004 compared to .68% at December 31, 2003 and 1.01% at December 31, 2002.

     Commercial Real Estate Mortgage Loans. At September 30, 2004, First State Bank’s commercial real estate loan portfolio totaled $121.7 million. First State Bank originates mortgage loans secured by commercial real estate. Such loans are primarily secured by hotels, guesthouses, restaurants, retail buildings, and general purpose business space. Although terms may vary, First State Bank’s commercial mortgages generally are long term in nature, owner-occupied, and variable-rate loans. First State Bank seeks to reduce the risks associated with commercial mortgage lending by generally lending in its market area and obtaining periodic financial statements and tax returns from borrowers. It is also First State Bank’s general policy to obtain personal guarantees from the principals of the borrowers and assignments of all leases related to the collateral.

     Commercial Loans. At September 30, 2004, First State Bank’s commercial loan portfolio totaled $34.4 million. First State Bank originates secured and unsecured loans for business purposes. Loans are made for acquisition, expansion, and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets. The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. It is First State Bank’s general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

     Construction Loans. At September 30, 2004, First State Bank’s construction loan portfolio totaled $18.8 million. First State Bank provides interim real estate acquisition development and construction loans to builders, developers, and persons who will ultimately occupy the building. Real estate development and construction loans to provide interim financing on the property are based on acceptable percentages of the appraised value of the property securing the loan in each case. Real estate development and construction loan funds are disbursed periodically at pre-specified stages of completion. Interest rates on these loans are generally adjustable. First State Bank carefully monitors these loans with on-site inspections and control of disbursements.

     Development and construction loans are secured by the properties under development or construction and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely in the value of the underlying property, First State Bank considers the financial condition and reputation of the borrower and any guarantors, the amount of the borrowers equity in the project, independent appraisals, costs estimates and pre-construction sale information.

     Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction. The loan to value ratio of construction loans is based on the lesser of the cost to construct or the appraised value of the completed home. Construction loans have a maturity of 12 months. These construction loans to individuals may be converted to permanent loans upon completion of construction.

     Residential Real Estate Mortgage Loans. At September 30, 2004, First State Bank’s residential loan portfolio totaled $21.0 million. First State Bank originates adjustable and fixed-rate residential mortgage loans. Such mortgage loans are generally originated under terms, conditions and documentation acceptable to the secondary mortgage market. First State Bank will place some of these, primarily adjustable rate, loans into its portfolio, although the substantial majority are sold to investors.

     Other Consumer Loans and Home Equity Loans. At September 30, 2004, First State Bank’s consumer loan portfolio totaled $5.7 million, and its home equity portfolio totaled $11.5 million. First State Bank offers a variety of consumer loans. These loans are typically secured by residential real estate or personal property, including automobiles and boats. Home equity loans (closed-end and lines of credit)

are typically made up to 85% of the appraised value of the property securing the loan, in each case, less the amount of any existing liens on the property. Closed-end loans have terms of up to 15 years. Lines of credit have an original maturity of 10 years. The interest rates on closed-end home equity loans are fixed, while interest rates on home equity lines of credit are variable.

Credit Administration

     First State Bank’s lending activities are subject to written policies approved by the board of directors to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credits, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with First State Bank’s policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

     First State Bank generally does not make commercial or consumer loans outside its market area unless the borrower has an established relationship with First State Bank and conducts its principal business operations within First State Bank’s market area. Consequently, First State Bank and its borrowers are affected by the economic conditions prevailing in its market area.

Employees

     As of September 30, 2004, the Bank employed 68 full-time employees and three part-time employees. Neither First State Financial nor First State Bank is a party to any collective bargaining agreement, and management believes that First State Bank enjoys satisfactory relations with its employees.

Properties

     Executive and administrative offices of First State Financial and First State Bank are located at 22 South Links Avenue, Sarasota, Florida 34236 and consists of approximately 6,530 square feet on one floor, in the lobby, executive and customer service offices, teller stations, safe deposit booths, and related non-vault area and vault operations. A drive through facility and adequate paid parking also are on the premises. First State Bank owns the first floor of the building. The Bank also owns and operates the following branch offices: 5700 Clark Road, Sarasota, Florida 34233 (a one story building of approximately 4,737 square feet); 7555 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33702 (a two story building of approximately 10,100 square feet); 2823 4th Street North, St. Petersburg, Florida 33704 (a one story building of approximately 2,100 square feet); and 7101 Park Street North, Seminole, Florida 33777 (a one story building of approximately 2,544 square feet). The Bank also leases a banking office at 2323 Stickney Point Road, Sarasota, Florida 34231. This branch consists of approximately 6,700 square feet and is leased until May 31, 2007. The Bank has an option to renew this lease until May 31, 2013.

Legal Proceedings

     First State Financial and First State Bank are periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, foreclosure on loan defaults, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any proceeding threatened or pending against First State Financial or First State Bank which, if determined adversely, would have a material adverse effect on First State Financial or First State Bank.

MANAGEMENT

Directors and Executive Officers

     The following sets forth certain information regarding the directors and executive officers of First State Financial and First State Bank.

Directors and Executive
Officers of First State
Financial	Age	Position
Robert H. Beymer	76	Director
Corey J. Coughlin	57	Director; President and Chief Executive Officer of First State Financial
Daniel P. Harrington	48	Director
Marshall Reynolds	67	Director
Neal Scaggs	68	Director; Chairman of the Board
Robert L. Shell, Jr.	60	Director
Thomas W. Wright	52	Director

Directors and Executive
Officers of First State Bank	Age	Position
Lester Baynard	75	Director
David Coddington	73	Director
Corey J. Coughlin	57	Director; President and Chief Executive Officer of First State Bank
JC “Bud” Felix	73	Director
C. Ted French	55	Director
Dennis Grinsteiner	59	Senior Vice President and Chief Financial Officer of the Bank
Wade Harris	48	Director
Richard F. McDaniel	48	Director
Rick Olszewski	55	Director
Nancy Rutland	46	Director
John W. Saputo	54	Director
Terry Seiders	64	Director
Lisa Ulrich	47	Director
John E. Wilkinson	57	Executive Vice President and Senior Retail Officer of the Bank
Michael K. Worthington	47	Executive Vice President and Senior Lending Officer of the Bank
Thomas W. Wright	52	Director; Chairman of the Board

     All of the directors of First State Financial hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Officers are elected annually by the board of directors to hold office until their successors have been duly elected and qualified.

     The following sets forth information on our directors and those of First State Bank:

First State Financial Corporation Board of Directors

     Robert H. Beymer currently servies as Chairman of the Board and Director of First Sentry Bank in Huntington, West Virginia. He served as President of First State Financial Corporation from 1999 to 2002, and President of First State Bank from 2000 to 2002. He is a graduate of the University of Wisconsin School of Banking and former President and CEO of St. Mary’s Bank in Franklin, Louisiana and First Guaranty Bank in Hammond, Louisiana.

     Corey J. Coughlin is a native of Florida and currently serves as President and CEO of First State Financial Corporation from May 2003 and First State Bank from July 2002. He previously served as a founder of CSC Financial Services from March 1999 to July 2002, and President and Chief Operating Officer of CNB Florida Bancshares, Inc. from July 1998 to March 1999. Mr. Coughlin holds a BA in business from Georgetown College and is a graduate of the Graduate School of Banking, Louisiana State University as well as the National Commercial Lending Graduate School at the University of Oklahoma. Mr. Coughlin has been a banker since 1971 and is active in the community having held various board positions including Chairman of the Board at Bayfront Medical Center.

     Daniel P. Harrington currently serves as President of HTV Industries in Cleveland, Ohio. He received his BBA from Stetson University in DeLand, Florida and has an MBA from Xavier University. He is a director of Biopure Corp, Churchill Downs Inc. in Louisville, Kentucky, First Guaranty Bank and Portec Rail Products, Inc.

     Marshall Reynolds currently serves as Chairman and CEO of Champion Industries and has been Director and owner of many businesses including agriculture, manufacturing and banking. He is a director of Abigail Adams National Bancorp, Inc., First Guaranty Bank, Portec Rail Products, Inc., and Premier Financial Bancorp, Inc. His community interests include both the former Chairman of the Boys and Girls Club as well as the former Chairman of the United Way.

     Neal Scaggs is owner of Logan Auto Parts an after-market auto parts company with multiple locations in West Virginia and Orlando, Florida. He is a director of Premier Financial Bancorp, Portec Rail Products, and Champion Industries, Inc. He is a graduate of Marshall College and currently is Chairman of the Board of First State Financial Corporation.

     Robert L. Shell, Jr. is Chairman and Chief Executive Officer of Guyan International, a manufacturer of hydraulic pumps.

     Thomas W. Wright is the President and CEO of NexQuest, which is an investment and operating company, involved in many types of businesses including restaurants, banks and other operating companies.

First State Bank Board of Directors

     In addition to Messrs. Wright, who serves as Chairman of the Board, Coughlin, who serves as President and Chief Executive Officer, the following are the additional directors of First State Bank:

     Lester Baynard is a long time resident of the St. Petersburg, Florida area. He is a partner with Baynard, McCloud and Lang. While not an attorney, he provides legal support services at the direction of the law firm. He is a graduate of the Florida School of Engineering and holds a Masters from the University of South Florida. He has been on the Board since 1995 and also serves on the ALCO Committee. He was a former director of Rutland Bank. After Rutland Bank was purchased by the First State investor group, its name was changed to First State Bank of Pinellas.

     David Coddington is a resident of Sarasota, Florida. He is currently a Real Estate Investor and Wireless Engineering Consultant with IBC Services. For 30 years he was President of IBC Services and International Business Consultants firm. He has served as a Director since 1997 and is currently a member of the Audit Committee.

     JC (Bud) Felix is a lifetime resident of the St. Petersburg, Florida area. He has served on the Board since 2001 and also on the Audit and Internal Controls Committees. He is currently a private investor and was previous owner of Felix Construction from 1958 to 1985. He is a graduate of Rawlins College with a degree in building construction. He serves as a Director of not-for-profit organizations and is a member of the Pinellas County Committee of 100, Pinellas County Chamber of Commerce and the Suncoasters. He was a former director of Rutland Bank.

     C. Ted French has served on the Board since 1998. He is presently Chairman of the Audit Committee and serves on the Executive Loan Committee. Mr. French is a private attorney with a undergraduate degree from the University of Florida and a law degree from the University of Florida. Mr. French is also a CPA and worked with Arthur Anderson prior to private law.

     Wade Harris has been a resident of Sarasota since 1987, and a board member since 2002. He is also on the ALCO and Executive Loan Committees. He is currently a private investor in the Sarasota market. He also serves on the board of Sunnyside Properties, a continuing care community.

     Richard F. McDaniel has a degree in Finance from Ohio State University. He owns and operates McDaniel Trading Inc. a livestock feed trading company and prior to that held several positions in the commercial brokerage business. Mr. McDaniel is very active in the community and is Chairman of the Board of the YMCA and he is also very active in his church.

     Richard Olszewski is a member of the Board and holds a Bachelor degree from the University of Dayton in mechanical engineering and a Master from Cleveland State University. He is currently President of Permco, an engineering company headquartered in Cleveland, Ohio.

     Nancy Rutland is a life-long resident of St. Petersburg and has been on the Board since 1994. She was a former director of Rutland Bank. She serves on the Executive Loan and Internal Controls Committees. Ms. Rutland is a private attorney with an undergraduate degree from Flagler College and a law degree from Stetson College of Law. She is very active in the community with the Suncoasters where she is Chair of the Sun Goddess Selection Committee.

     John W. Saputo has been on the Board since 2003. Mr. Saputo holds a degree from Boston College in Accounting and is the President/CEO and owner of Gold Coast Eagle Distributors, the exclusive distributor for Anheuser Busch products in Manatee and Sarasota Counties. Mr. Saputo serves as a Colonel in the USMC and served in Iraq.

     Terry Seiders is a resident of Sarasota and has been on the Board since 2002. He is a Real Estate Investor and owner of Nexico, an imaging sales and service company, and the Winsulator, an energy conservation firm. He previously owned DOS Computer a company that deals with the sale and leasing of computer products. Mr. Sieders is very active in the community and served as a board member of the American Red Cross, Mote Marine Laboratory and the Manatee Chamber of Commerce.

     Lisa Ulrich is a resident of St. Petersburg and a real estate broker with Vector Realty & Management, Inc. and has been on the Board since 2002. She serves also on the ALCO and Executive Loan Committees. Ms. Ulrich has a BA degree in business from Eckerd College and she is currently employed in commercial real estate sales and leasing and income property investing.

Director Compensation

     First State Bank pays directors (including Mr. Coughlin, its President and Chief Executive Officer) $200 for attendance at each monthly meeting of the board of directors, and $150 for attendance at meetings of committees appointed by the board of directors. First State Financial does not pay director fees.

Executive Officer Agreement

     First State Bank has entered into an agreement with Mr. Coughlin, which provides for him to serve as President and Chief Executive Officer of First State Bank and for Mr. Coughlin to receive a severance payment of one year’s base salary upon the closing of a change of control, if a mutually satisfactory employment agreement cannot be reached with the purchaser at that time. A change of control is defined as the sale, transfer or other disposition of 51% or more of the outstanding shares of common stock. For 2004, Mr. Coughlin will earn a performance bonus of 30% of his $161,200 base earnings, if the Bank reports after tax earnings of $1.5 million for 2004 and a December 31, 2004 asset level of at least $250 million. If the Bank earns more than the income amount, or grows greater than the asset level, Mr.

Coughlin is entitled to a larger bonus, which will be at the discretion of the Chairman of the Board (such bonus to be paid before the end of January 2005). Mr. Coughlin also has received options to acquire 30,000 shares of common stock at a price of $5.25 per share, 12,000 of which are currently vested, and an additional 6,000 shares vest on December 31, 2004 (and 6,000 on each December 31 thereafter).

Executive Compensation and Benefits

     The following table sets forth all cash compensation to the President and Chief Executive Officer of First State Financial and First State Bank, and the Executive Vice President and Senior Loan Officer for First State Bank, the only executive officers whose salary and bonus exceeded $100,000 during 2003, for services to each.

SUMMARY COMPENSATION TABLE

					Long Term Compensation
Annual Compensation					Awards		Payouts
Name
and				Other	Restricted
Principal				Annual	Stock	Options/	LTIP	All Other
Position	Year	Salary	Bonus	Compensation	Award(s)	SARs	Payouts	Compensation
Corey J. Coughlin	2003	$144,375	$30,000	$4,200 (1)	-0-	-0-	-0-	$-0-
President and Chief Executive Officer of the First State Financial and First State Bank
Michael K. Worthington	2003	$90,270	$32,827	$6,000 (2)	-0-	-0-	-0-	$-0-
Executive Vice President and Senior Lending Officer

(1)	Represents amounts paid by First State Bank to Mr. Coughlin for director and committee fees (see “– Director Compensation”).

(2)	Represents automobile allowance.

Aggregate Options Exercised in Last Fiscal Year and Fiscal Year-End Option Values

     The following table sets forth, for each of Messrs. Coughlin and Worthington the number of shares of common stock held at December 31, 2003, and the realizable gain on the stock options that are “in-the-money.” The in-the-money stock options are those with exercise prices that are below the year-end stock price because the stock value increased since the date of the grant.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End
Option/SAR Values

Number of
			Securities	Value of
			Underlying	Unexercised
	Shares		Unexercised	In-the-Money
	Acquired		Options/SARs	Options/SARs
	on	Value	at FY-End (#)	at FY-End($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable (1) (2)
Corey J. Coughlin	—	—	12,000/18,000	$81,000/$121,500
Michael K. Worthington	—	—	1,600/2,400	$12,800/$19,200

(1)	Based upon the initial public offering price of our common shares pursuant to this offering.

(2)	Value represents fair market value at exercise minus exercise price.

Stock Option Plan

     We have a 2004 stock plan which provides for the grants of options to purchase our common stock to directors and employees. This plan is intended to replace our 1996 non-qualified stock option plan, which provided for the issuance of options to directors and employees. There are 35,300 options outstanding under that plan at exercise prices between $3.00 and $4.81 per share. In addition, Mr. Coughlin was granted options for 30,000 shares as a part of his employment, 12,000 of which are vested and the remaining 18,000 vest over the next three years. The exercise price for these options is $5.25 per share. No further grants will be made under the 1996 stock option plan. Our board of directors continues to believe that stock-based incentives are important factors in attracting, retaining and rewarding employees and directors and closely aligning their interests with those of the shareholders. As of the date of this prospectus, no options had been issued under the 2004 plan. Options to purchase our common stock may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, or options which are not intended to satisfy the requirements of that Code section, which we refer to as non-qualified options.

     The number of shares reserved under the plan is 500,000 shares, less the amount of the 65,300 outstanding options granted under our 1996 plan and to Mr. Coughlin, but only to the extent such options are exercised. The plan is administered by a committee of our Board. The committee has the authority to grant options, construe, interpret and administer the plan, and determine the employees and directors eligible to receive grants, and the number of shares granted and the terms of those options. The number of shares reserved under the plan may be equitably adjusted by our Board to reflect any changes in our capitalization, including as a result of stock dividends or stock splits, or to reflect certain corporate transactions. The board may also amend or terminate the plan. However, no amendment may be effected without approval of our shareholders to the extent such approval is required under applicable law or the Code. In no case, can options be revised either by cancellation and regrant, or by lowering the exercise price of a previously granted award. The price at which an option may be exercised for a share of our common stock may not be less than the fair market value on the date the option is granted. Except for adjustments related to changes in capital structure, mergers or a change in control, the Committee may not, absent the approval of our shareholders, reduce the option price of any outstanding options. The Committee determines the period during which an option may be exercised. The period is determined at the time the option is granted and may not extend more than ten years from the date of grant. All or part of an option that is not exercised before expiration of the applicable option period will terminate. An option agreement may provide for the exercise of an option after the employment of an employee or the status of an individual as director has terminated for any reason, including death or disability.

     The aggregate fair market value of an incentive stock option granted to an employee under the plan and incentive stock options granted under any other stock option plan adopted by us which first become exercisable in 2005 or any later calendar year may not exceed $100,000. The directors as a group may not over the life of the plan be granted options which in the aggregate exceed 100,000 shares of our common stock. Generally, options are transferable only by will or the laws of descent and distribution, unless the Committee deems otherwise and in accordance with any tax and securities laws.

Certain Transactions and Relationships

     First State Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with certain of its directors and executive officers and their associates. As of September 30, 2004, December 31, 2003 and 2002, our directors and executive officers and those of the Bank and their associates, as a group, were indebted to the Bank in the aggregate amount of approximately $858,000, $1.2 million and $2.8 million, respectively. All loans included in such transactions were made in the ordinary course of business, on substantially the same terms (including interest rate and collateral) as those prevailing at the time for comparable transactions with other persons, and in the opinion of management of the Bank did not involve more than the normal risk of collectibility or present other unfavorable features.

BENEFICIAL OWNERSHIP OF MANAGEMENT
AND PRINCIPAL SHAREHOLDERS

     The following table presents information regarding beneficial ownership of our common stock as of September 30, 2004 by:

•	Each person known by us to own more than 5% of our voting common stock;

•	Our directors and those of First State Bank;

•	Each of our executive officers and those of First State Bank named in the Summary Compensation Table; and

•	All of our executive officers and directors as a group.

	Beneficial ownership (a)
Name	Number of shares		Percentage ownership
Directors of First State Financial:
Robert H. Beymer	129,075	(b)	3.80%
Corey J. Coughlin	49,815		1.46%
Daniel Harrington	296,478	(c)	8.72%
Marshall Reynolds	429,900		12.65%
Neal Scaggs	187,125		5.50%
Robert L. Shell, Jr.	106,553	(d)	3.13%
Thomas W. Wright	430,413	(e)	12.66%
Directors of First State Bank:
Lester Baynard	2,000		*
David Coddington	7,200	(f)	*
Corey J. Coughlin	49,815		1.46%
JC “Bud” Felix	11,000		*
C. Ted French	8,200	(g)	*
Wade Harris	50,000	(h)	1.47%
Richard McDaniel	34,000		1.00%
Rick Olszewski	3,400	(i)	*
Nancy Rutland	9,227		*
John Saputo	1,000	(j)	*
Terry Seiders	7,500	(k)	*
Lisa Ulrich	1,000		*
Thomas W. Wright	430,413	(e)	12.66%
Executive Officers
Corey J. Coughlin	49,815		1.46%
Michael K. Worthington	17,752	(l)	*
All directors and executive officers as a group (19 persons)	1,781,638		52.01%

*	Percent share ownership is less than 1% of total shares outstanding.

(a)	Except as otherwise indicated, the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Information relating to beneficial ownership of the shares is based upon “beneficial ownership” concepts set forth in the rules promulgated under the Securities and Exchange Act of 1934, as amended. Under such rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power” with respect to such security. A person may be deemed to be the “beneficial owner” of a security if that person also has the right to acquire beneficial ownership of such security within 60 days. Under the “beneficial ownership” rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest. The information as to beneficial ownership has been furnished by the respective persons listed in the above table.

(b)	Includes 104,075 shares owned by his spouse, as to which shares Mr. Beymer disclaims any beneficial ownership.

(c)	Consists of shares held by two companies and a family trust as to which Mr. Harrington may be deemed to be the beneficial owner of the shares.

(d)	Includes currently exercisable options to purchase 7,000 shares.

(e)	Includes 201,940 shares owned by a family partnership as to which Mr. Wright may be deemed to be the beneficial owner of the shares.

(f)	Consists of currently exercisable options to purchase 7,200 shares.

(g)	Includes currently exercisable options to purchase 7,200 shares.

(h)	Consists of shares held jointly with his spouse.

(i)	Consists of currently exercisable options to purchase 3,400 shares.

(j)	Consists of shares held by a company as to which Mr. Saputo may be deemed to be the beneficial owner of the shares.

(k)	Includes 7,000 shares held in a revocable trust as to which Mr. Seiders may be deemed to be the beneficial owner of the shares.

(l)	Includes currently exercisable options to purchase 1,600 shares.

DESCRIPTION OF CAPITAL STOCK

Common Stock

     We have 25,000,000 shares of authorized common stock, par value $1.00 per share. At September 30, 2004, we had 369 registered shareholders of record and 3,399,040 shares of common stock outstanding. The outstanding shares of common stock are fully paid and nonassessable. The shares of common stock offered in this offering will, upon their purchase, be fully paid and nonassessable. The holders of our common stock have one vote per share in all proceedings in which action shall be taken by our shareholders.

Preferred Stock

     Our articles of incorporation authorize us to issue up to five million shares of preferred stock. Our Board of Directors has the authority, without approval of our shareholders, from time to time to authorize the issuance of preferred stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as our Board of Directors may determine. The relative rights, preferences and limitations that our Board of Directors has the authority to determine as to any such series of preferred stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights, and liquidation preferences. Because our Board of Directors has the power to establish the relative rights, preferences and limitations of each series of preferred stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of the shares of common stock. Although our Board of Directors has no intention at the present time of doing so, it could cause the issuance of preferred stock that could discourage an acquisition attempt or other transactions that some, or a majority of, the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of common stock over the market price of such shares.

Rights to Dividends

     The holders of our common stock will be entitled to dividends when, as, and if declared by our Board of Directors out of funds legally available for dividends. Under Florida law, dividends may be legally declared or paid only if, after their payment, we can pay our debts as they come due in the usual course of business, and then only if our total assets equal or exceed the sum of our liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution to any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

Rights Upon Liquidation

     In the event of our voluntary or involuntary liquidation or dissolution, or the winding-up of our affairs, our assets will be applied first to the payment, satisfaction and discharge of our existing debts and obligations, including the necessary expenses of dissolution or liquidation, as well as any preferential rights for holders of preferred stock then outstanding, and then pro rata to the holders of our common stock.

General Voting Requirements

     The affirmative vote of the holders of a majority of the shares of common stock entitled to vote is required to approve any action for which stockholder approval is required.

Affiliated Transactions

     Unless an exemption is available, the Florida law prohibits certain “affiliated transactions” (including any merger or similar transaction subject to a statutory stockholder vote and additional transactions involving transfers of assets or securities in specific amounts) between a Florida corporation and certain “interested stockholders” for a period of five years after the most recent date on which that shareholder became an interested stockholder. For purposes of this prohibition, an “interested stockholder” is: (i) any “person” who beneficially owns 10% or more of the outstanding voting shares of the corporation’s shares; and (ii) any “affiliate” or “associate” of the interested shareholder. Any such affiliated transaction must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the interested shareholder with whom the affiliated transaction is to be effected.

     These provisions of Florida law do not apply, however, to affiliated transactions (i) that are approved by a majority of the disinterested directors, (ii) where the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the first general public announcement of the proposed affiliated transaction or of the intention of the proposed affiliated transaction (“announcement date”), (iii) when the interested shareholder is the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the “announcement date” or the intention to propose an affiliated transaction is first communicated generally to the shareholders of the corporation, whichever is earlier, (iv) when the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, (v) when the corporation is an investment company registered under the Investment Company Act of 1940, (vi) when consideration is paid to the holders of each class or series of voting shares as described in the Florida law, or (vii) if our articles of incorporation are amended to specifically provide that we are not subject to the foregoing requirements. Under Florida law, such an amendment must be approved by an affirmative vote of a majority of the outstanding shares of voting stock, excluding interested shareholders and their affiliates and associates as defined in the law.

Control Share Acquisitions

     Florida law also provides that “control shares” of a Florida corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority of all voting power.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s Board of Directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at the next annual or special shareholders’ meeting.

     Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement then following the last control share acquisition, subject to certain conditions and limitations, the corporation may at any time during the 60 days after the last control share acquisition redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, pursuant to procedures adopted by the corporation. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

Transfer Agent

     The transfer agent for our common stock will be American Stock Transfer & Trust Company.

SUPERVISION AND REGULATION

General

     We are extensively regulated under federal and state law. Generally, these laws and regulations are intended to protect depositors, not stockholders. The following is a summary description of certain provisions of certain laws that affect the regulation of bank holding companies and banks. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on our business and prospects, as well as those of First State Bank.

Federal Bank Holding Company Regulation and Structure

     We are a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and, as such, we are subject to regulation, supervision, and examination by the Federal Reserve. We are required to file annual and quarterly reports with the Federal Reserve and to provide the Federal Reserve with such additional information as it may require. The Federal Reserve may examine us and our subsidiaries.

     With certain limited exceptions, we are required to obtain prior approval from the Federal Reserve before acquiring direct or indirect ownership or control of more than 5% of any voting securities or substantially all of the assets of a bank or bank holding company, or before merging or consolidating with another bank holding company. In acting on applications for such approval, the Federal Reserve must consider various statutory factors, including among others, the effect of the proposed transaction on competition in the relevant geographical and product markets, each party’s financial condition and management resources and record of performance under the Community Reinvestment Act. Additionally, with certain exceptions any person proposing to acquire control through direct or indirect ownership of 25% or more of any of our voting securities is required to give 60 days’ written notice of the acquisition to the Federal Reserve, which may prohibit the transaction, and to publish notice to the public.

     Generally, a bank holding company may not engage in any activities other than banking, managing or controlling its bank and other authorized subsidiaries, and providing services to these subsidiaries. With prior approval of the Federal Reserve, we may acquire more than 5% of the assets or outstanding shares of a company engaging in nonbank activities determined by the Federal Reserve to be closely related to the business of banking or of managing or controlling banks. Recent changes in law have significantly increased the right of an eligible bank holding company, called a “financial holding company,” to engage in a full range of financial activities, including insurance and securities activities, as well as merchant banking and other financial services. We have not applied to become a financial holding company, because our capital ratios have not consistently met the well capitalized requirements, which is a requirement for maintenance of financial holding company status. Following the closing of this offering, we intend to apply to become a financial holding company, although there is no assurance that financial holding company status would be granted by the Federal Reserve.

     Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions on extensions of credit to the bank holding company or its subsidiaries, investments in their securities, and the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit our ability to obtain funds from First State Bank for our cash needs, including funds for the payment of dividends, interest and operating expenses. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, First State Bank may not generally require a customer to obtain other services from itself or us, and may not require that a customer promise not to obtain other services from a competitor as a condition to an extension of credit to the customer. The Federal Reserve has ended the anti-tying rules for bank holding companies and their non-banking subsidiaries. Such rules were retained for banks.

     Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital infusions into a troubled subsidiary bank, and the Federal Reserve may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the holding company does not have the resources to provide it. In addition, depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with the default of, or assistance provided to, a commonly controlled FDIC-insured depository institution.

Federal and State Bank Regulation

     Our banking subsidiary is a Florida state-chartered bank, with all the powers of a commercial bank regulated and examined by the Florida Office of Financial Regulation and the FDIC. The FDIC has extensive enforcement authority over the institutions it regulates to prohibit or correct activities that violate law, regulation or written agreement with the FDIC. Enforcement powers also regulate activities that are deemed to constitute unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

     In its lending activities, the maximum legal rate of interest, fees and charges that a financial institution may charge on a particular loan depends on a variety of factors such as the type of borrower, the purpose of the loan, the amount of the loan and the date the loan is made. Other laws tie the maximum amount that may be loaned to any one customer and its related interest to capital levels. First State Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons which generally require that such credit extensions be made on substantially the same terms as are available to third persons dealing with First State Bank and not involve more than the normal risk of repayment. First State Bank is also subject to federal laws establishing certain record keeping, customer identification and reporting requirements with respect to certain large cash transactions, sales and travelers’ checks or other monetary instruments, and international transportation of cash or monetary instruments. Further, under the USA Patriot Act of 2001, financial institutions, such as First State Bank, are required to implement additional policies and procedures with respect to, or additional measures designed to address, any or all of the following matters, among others: money laundering, suspicious activities and currency transaction reporting, and currency crimes.

     The Community Reinvestment Act requires that, in connection with the examination of a financial institution within its jurisdiction, the FDIC evaluate the record of the financial institution in meeting the credit needs of its communities including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered by all regulatory agencies in evaluating mergers, acquisitions and applications to open a branch or facility. As of the date of its most recent examination report, First State Bank has a Community Reinvestment Act rating of “Satisfactory.” Generally, a financial institution which maintains a Community Reinvestment Act rating of “Satisfactory” or “Outstanding” is allowed to engage in continued expansion and other programs as a part of its operation and is otherwise precluded from such activities if its rating is below either of these standards.

     Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, the federal banking agencies, including the FDIC, have adopted safety and soundness standards covering internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution that fails to meet those standards may subject the institution to regulatory sanctions if required by the agency to develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. We, on behalf of First State Bank, believe that we meet substantially all standards that have been adopted. This law also imposes capital standards on insured depository institutions. See “Capital Requirements” below.

Deposit Insurance

     As a FDIC member institution, deposits of First State Bank are currently insured to a maximum of $100,000 per category of ownership of depositor through the Bank Insurance Fund, which is administered by the FDIC.

Limits on Dividends and Other Payments

     Our current ability to pay dividends is largely dependent upon the receipt of dividends from First State Bank. Both federal and state laws impose restrictions on the ability of First State Bank to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution like First State Bank if the depository institution is considered “undercapitalized” or if the payment of the dividend would make the institution “undercapitalized.” See “Capital Requirements” below. The Federal Reserve has issued a policy statement that provides that bank holding companies should pay dividends only out of the prior year’s net income, and then only if their prospective rate of earnings retention appears consistent with their capital needs, asset quality, and overall financial condition. For a Florida state-chartered bank, dividends may be paid out of so much of the bank’s aggregate net profits for the current year combined with its retained earnings for the preceding two years as the board deems appropriate. No dividends may be paid at a time when a bank’s net income from the preceding two years is a loss or if the dividend payment would cause the capital accounts of First State Bank to fall below the minimum amount required by law. In addition to these specific restrictions, bank regulatory agencies also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice.

Capital Requirements

     The Federal Reserve and FDIC have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities to 100% for assets with relatively high credit risk, such as business loans.

     A banking organization’s risk-based capital ratio is obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. “Tier 1,” or core capital includes common equity, perpetual preferred stock (excluding auction rate issues), trust preferred securities (subject to certain limitations), and minority interest in equity accounts of consolidated subsidiaries less goodwill and other intangibles (subject to certain exceptions). “Tier 2,” or supplementary capital, includes, among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities and trust preferred securities, qualifying and subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies.

     In addition to the risk-based capital guidelines, the Federal Reserve and the FDIC have established minimum leverage ratio (Tier 1 capital to average total assets) guidelines for bank holding companies and banks, respectively. These requirements provide for a minimum leverage ratio of 3% for those bank holding companies and banks that have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies and banks are required to maintain a leverage ratio of at least 1% to 2% above the 3% stated minimum. For the compliance of First State Financial and First State Bank with the risk-based and leverage capital ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Capital Resources.”

     The federal banking agencies are required to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. As a result, the federal bank regulatory authorities have adopted regulations setting forth a five tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity. As of September 30, 2004, First State Bank met the definition of an “adequately capitalized” institution.

     A depository institution generally is prohibited from making any capital distribution (including payment of a cash dividend) or paying any management fees to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.

     The federal banking agencies also have significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such action may include limitations on the right to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC. The circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver also is limited under law. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of First State Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to us.

Interstate Banking Legislation

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Riegle-Neal”), subject to certain restrictions, allows adequately capitalized and managed bank holding companies to acquire existing banks across state lines, regardless of state statutes that would prohibit acquisitions by out-of-state institutions. Further, a bank holding company may consolidate interstate bank subsidiaries into branches and a bank may merge with an unaffiliated bank across state lines unless an applicable state has opted out of the interstate merger conditions of Riegle-Neal. Florida has enacted a law which permits interstate branching through merger transactions under the federal interstate laws. Under the Florida law, with the prior approval of the Florida Office of Financial Regulation, a Florida bank may establish, maintain and operate one or more branches in a state other than the State of Florida pursuant to a merger transaction in which the Florida bank is the resulting bank. In addition, Florida law provides that one or more Florida banks may enter into a merger transaction with one or more out-of-state banks, and an out-of-state bank resulting from such transaction may maintain and operate branches of a Florida bank that participated in such merger.

Financial Services Modernization

     Enacted in 1999, the Gramm-Leach-Bliley Act reforms and modernizes certain areas of financial services regulations and repeals the affiliation provisions of the federal Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls a FDIC insured financial institution. The Act provides that a financial holding company may engage in a full range of financial activities, including insurance and securities sales and underwriting activities, real estate development, and, with certain exceptions, merchant banking activities, with new expedited notice procedures. The Act also permits certain qualified national banks to form “financial subsidiaries,” which have broad authority to engage in all financial activities except insurance underwriting, insurance investments, real estate investment or development, and merchant banking, and expands the potential financial activities of subsidiaries of state banks, subject to applicable state law. The range of activities in which bank holding companies and their subsidiaries may engage is not as broad, and the Act may increase the competition that we face. The law also includes substantive requirements for maintenance of customer financial privacy.

Sarbanes-Oxley Act

     In 2002, the Sarbanes-Oxley Act was enacted which imposes a myriad of corporate governance and accounting measures designed that shareholders are treated and have full and accurate information about the public companies in which they invest. All public companies are affected by the Act. Some of the principal provisions of the Act include:

•	the creation of an independent accounting oversight board to oversee the audit of public companies and auditors who perform such audits;

•	auditor independence provisions which restrict non-audit services that independent accountants may provide to their audit clients;

•	additional corporate governance and responsibility measures which (a) require the chief executive officer and chief financial officer to certify financial statements and internal controls and to forfeit salary and bonuses in certain situations, and (b) protect whistleblowers and informants;

•	expansion of the authority and responsibilities of the company’s audit, nominating and compensation committees;

•	mandatory disclosure by analysts of potential conflicts of interest; and

•	enhanced penalties for fraud and other violations.

Other Legislative Considerations

     The United States Congress and the Florida Legislature periodically consider and may adopt legislation that results in additional deregulation, among other matters, of banks and other financial institutions. Such legislation could modify or eliminate current prohibitions with other financial institutions, including mutual funds, securities, brokerage firms, insurance companies, banks from other states, and investment banking firms. The effect of any such legislation on our business or that of First State Bank cannot be accurately predicted. We cannot predict what legislation might be enacted or what other implementing regulations might be adopted, and if enacted or adopted, the effect on us.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 5,526,540 shares of common stock outstanding (5,845,665 if the over-allotment option is exercised in full), assuming no stock options are exercised, 5,226,540 of which will be freely tradable securities unless they were acquired by our directors, executive officers or other affiliates (collectively, “affiliates”). Our affiliates generally will be able to sell the common stock only in accordance with the limitations of Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) may sell common stock within any three-month period in an amount limited to the greater of 1% of our outstanding common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. However, our directors and executive officers have agreed not to sell, contract to sell, or otherwise dispose of any of their common stock for a period of 180 days after the date of this prospectus without the prior written consent of the underwriter.

     As of the date of this prospectus, we had outstanding options under our stock option plan to purchase an aggregate of 65,300 shares of common stock. The resale of the shares acquired upon exercise of these options will be subject to a 90 day holding period under Rule 701 unless such shares are registered with the Commission on Form S-8 under the Securities Act. We intend to file a registration statement on Form S-8 following this offering to cover these commons shares.

UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement dated December 9, 2004, Advest, Inc. has agreed to purchase, and we have agreed to sell to Advest, 2,127,500 shares of common stock.

     The underwriting agreement provides that the obligations of Advest are subject to various conditions, including approval of certain legal matters by its counsel. The nature of Advest’s obligation is that it is committed to purchase and pay for all shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any of the shares are purchased.

     The following table shows the per share and total underwriting discounts and commissions we will pay to Advest. These amounts are shown assuming both no exercise and full exercise of Advest’s over-allotment option to purchase additional shares of common stock.

	Without	With
	over-allotment exercise	over-allotment exercise
Per Share Total	$0.84 $1,787,100	$0.84 $2,055,165

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $300,000.

     Advest proposes to offer the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and to selected securities dealers at the same price less a concession not in excess of $0.50 per share. Advest may allow, and the selected dealers may re-allow, a concession not in excess of $0.10 per share to selected brokers and dealers. After this offering, Advest may change the price to the public, concession, allowance and re-allowance.

     We have granted to Advest an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 319,125 additional shares of common stock at the public offering price, less underwriting discounts and commissions, listed on the cover page of this prospectus solely to cover over-allotments, if any.

     The offering of the shares of common stock is made for delivery when, as and if accepted by Advest subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. Advest reserves the right to reject any order for the purchase of shares in whole or in part.

     We have agreed to indemnify Advest against liabilities, including liabilities under the Securities Act, and to contribute to payments Advest may be required to make with respect to these liabilities.

     Our directors and executive officers and certain of our significant shareholders have agreed not to offer, pledge (except in connection with the exercise of stock options), sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any of our other equity securities for a period of 180 days after the date of this prospectus without the prior written consent of Advest.

     We have also agreed that we will not, without the prior written consent of Advest, offer or sell any shares of common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus. This restriction does not apply to the sale to Advest of the shares of common stock under the underwriting agreement or to transactions by any person other than the Company relating to shares of common stock or other securities acquired in open market transactions. In addition, we may issue shares upon the exercise of options granted prior to the date of this prospectus, and we may grant additional options under our stock option plans, provided that, without the prior written consent of Advest, the additional options shall not be exercisable during the 180-day period.

     In the course of its business, Advest provides brokerage and other services to us and our affiliates, including the execution of securities transactions and the making of margin loans.

     Advest may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions, or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits Advest to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq Market, in the over-the-counter market, or otherwise. Stabilizing, if commenced, may be discontinued at any time.

CHANGE OF ACCOUNTANTS

     On August 31, 2004, the Company dismissed CPA Associates as its accountants and retained the accounting firm of Crowe Chizek and Company LLC. CPA Associates’ report on the financial statements for the Company for 2003 and 2002 did not contain an adverse opinion or disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During such calendar years and the subsequent interim period preceding the change in its accountants, there were no disagreements with the former accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure, which disagreement or disagreements, if not resolved to the satisfaction of the former accountants, would have caused them to make a reference to the subject matter of the disagreement in connection with their report. The decision to dismiss CPA Associates was recommended and approved by the Board of Directors of the Company.

LEGAL MATTERS

     The validity of the issuance of the shares of our common stock offered in this offering will be passed upon for us by the law firm of Smith Mackinnon, PA, Orlando, Florida. Certain legal matters in connection with this offering will be passed upon for Advest by the law firm of Malizia Spidi & Fisch, PC, Washington, D.C.

EXPERTS

     The consolidated financial statements and schedules of the Company and its subsidiaries as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Crowe Chizek and Company LLC, independent auditors, as stated in their report, which is included in this prospectus, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU MAY FIND ADDITIONAL INFORMATION

     We do not currently file reports with the SEC. We have filed with the SEC a registration statement on Form S-1 (the “Registration Statement”), including exhibits, schedules and amendments under the Securities Act, with respect to the common stock to be sold in this offering. This prospectus, filed as a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain items were omitted from this prospectus as permitted by the rules and regulations of the SEC. For information about us and the common stock to be sold in this offering, please refer to the Registration Statement.

     Statements made in this prospectus as to the contents of any contract, agreement, or document are summaries and are not necessarily complete and, in each instance, we refer you to a copy of the contract, agreement or other document filed as an exhibit to the Registration Statement and each such statement is qualified in its entirety by such reference. You may read and copy any contract, agreement or other document that we have filed as an exhibit to the Registration Statement or any other portion of our Registration Statement at the SEC’s public reference at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of required fees, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our Registration Statement also is available to you at the SEC’s web site at http://www.sec.gov.

     As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and will file with the SEC, and furnish to our shareholders, annual reports containing financial statements audited by independent public accountants, quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year, proxy statements and other information. You may read and copy any reports, statements or other information on file at the public reference room. You also can request copies of these documents for a copying fee, by writing to the SEC.

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands, except per share amounts)

	September 30,	December 31,
	2004	2003
ASSETS
Cash and due from financial institutions	$6,098	$4,152
Federal funds sold	4,022	646

Cash and cash equivalents	10,120	4,798
Time deposits	150	350
Securities available for sale	15,562	20,221
Loans, net of allowance of $2,690 and $2,275	209,656	179,761
Federal Home Loan Bank stock	900	750
Foreclosed assets	—	—
Premises and equipment, net	4,339	4,268
Accrued interest receivable and other assets	2,337	2,167

	$243,064	$212,315

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	$26,414	$19,598
Interest bearing	178,904	165,136

Total deposits	205,318	184,734
Accrued interest payable and other liabilities	1,286	1,015
Federal Home Loan Bank advances	18,000	11,456
Other borrowings	4,000	4,000

Total liabilities	228,604	201,205
Shareholders’ equity
Preferred stock, no par value; 5,000,000 shares authorized; no shares outstanding	—	—
Common stock, $1.00 par value; 25,000,000 shares authorized; September 30, 2004 – 3,399,040 shares issued, December 31, 2003 - 3,086,240 shares issued	3,399	3,086
Additional paid-in capital	7,222	5,651
Retained earnings	3,932	2,494
Accumulated other comprehensive income (loss)	(93)	(121)

Total shareholders’ equity	14,460	11,110

	$243,064	$212,315

See accompanying notes to financial statements.

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(Dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Interest and dividend income
Loans, including fees	$3,365	$2,641	$9,547	$7,289
Securities	126	178	414	412
Other	27	14	65	96

Total interest income	3,518	2,833	10,026	7,797
Interest expense
Deposits	1,125	969	3,323	2,883
Other	97	66	237	184

Total interest expense	1,222	1,035	3,560	3,067

Net interest income	2,296	1,798	6,466	4,730
Provision for loan losses	199	660	518	696

Net interest income after provision for loan losses	2,097	1,138	5,948	4,034
Noninterest income
Service charges and other fees	228	180	661	542
Mortgage banking fees	145	99	448	264
Net loss on sale of foreclosed assets	—	—	—	(27)
Other	6	(2)	23	29

Total noninterest income	379	277	1,132	808
Noninterest expense
Salaries and employee benefits	980	810	2,798	2,143
Occupancy and equipment	264	268	776	818
Other	380	369	1,157	1,149

Total noninterest expense	1,624	1,447	4,731	4,110

Income (loss) before income taxes	852	(32)	2,349	732
Income tax expense (benefit)	332	(10)	911	299

Net income (loss)	$520	$(22)	$1,438	$433

Weighted average:
Common shares	3,399,040	3,086,240	3,323,989	3,086,240
Dilutive stock options and warrants	13,193	10,962	15,027	11,153

	3,412,233	3,097,202	3,339,016	3,097,393

Basic earnings (loss) per common share	$0.15	$(0.01)	$0.43	$0.14

Diluted earnings (loss) per common share	$0.15	$(0.01)	$0.43	$0.14

See accompanying notes to financial statements.

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)
(Dollars in thousands)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance at January 1, 2003	3,086,240	$3,086	$5,651	$1,699	$108	$10,544
Comprehensive income:
Net income				433		433
Change in unrealized gain (loss) on securities available for sale, net of tax effects					(293)	(293)

Total comprehensive income						140

Balance at September 30, 2003	3,086,240	$3,086	$5,651	$2,132	$(185)	$10,684

Balance at January 1, 2004	3,086,240	$3,086	$5,651	$2,494	$(121)	$11,110
Comprehensive income:
Net income				1,438		1,439
Change in unrealized gain (loss) on securities available for sale, net of tax effects					28	28

Total comprehensive income						1,467
Exercise of stock options	12,800	13	21			34
Issuance of common stock	300,000	300	1,550			1,850

Balance at September 30, 2004	3,399,040	$3,399	$7,222	$3,932	$(93)	$14,460

Balance at July 1, 2003	3,086,240	$3,086	$5,651	$2,154	$98	$10,989
Comprehensive income:
Net loss				(22)		(22)
Change in unrealized gain (loss) on securities available for sale, net of tax effects					(283)	(283)

Total comprehensive loss						(305)

Balance at September 30, 2003	3,086,240	$3,086	$5,651	$2,132	$(185)	$10,684

Balance at July 1, 2004	3,399,040	$3,399	$7,222	$3,412	$(276)	$13,757
Comprehensive income:
Net income				520		520
Change in unrealized gain (loss) on securities available for sale, net of tax effects					183	183

Total comprehensive income						703

Balance at September 30, 2004	3,399,040	$3,399	$7,222	$3,932	$(93)	$14,460

See accompanying notes to financial statements.

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	Nine Months Ended
	September 30,
	2004	2003
Cash flows from operating activities
Net income	$1,438	$433
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	518	696
Depreciation and amortization	272	304
Net amortization of securities	133	143
Loss on sale of foreclosed assets	—	27
Net change in accrued interest receivable and other assets	(186)	256
Net change in accrued expenses and other liabilities	271	(169)

Net cash from operating activities	2,446	1,690
Cash flows from investing activities
Net change in time deposits	200	147
Available-for-sale securities:
Maturities, prepayments and calls	8,809	9,081
Purchases	(4,240)	(19,392)
Loan originations and payments, net	(30,413)	(42,453)
Premises and equipment expenditures, net	(342)	(184)
Proceeds from sale of foreclosed assets	—	607
Proceeds from sale of Federal Home Loan Bank stock	373	—
Purchases of Federal Home Loan Bank stock	(523)	(332)

Net cash from investing activities	(26,136)	(52,526)
Cash flows from financing activities
Net change in deposits	20,584	30,702
Net change in short-term borrowings	(8,456)	11,411
Proceeds from of long-term borrowings	15,000	—
Proceeds from exercise of stock options	34	—
Proceeds from issuance of common stock	1,850	—

Net cash from financing activities	29,012	42,113

Net change in cash and cash equivalents	5,322	(8,723)
Cash and cash equivalents at beginning of period	4,798	13,884

Cash and cash equivalents at end of period	$10,120	$5,161

Supplemental disclosures of cash flow information
Cash paid during the period for
Interest	$3,577	$3,025
Income taxes	558	227

See accompanying notes to financial statements.

FIRST STATE FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Dollars in thousands, except per share amounts)

NOTE 1 – BASIS OF PRESENTATION

The accounting and reporting policies of the Company reflect banking industry practice and conform to generally accepted accounting principles in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported asset and liability balances and revenue and expense amounts and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

The consolidated financial statements include the accounts of First State Financial Corporation and its wholly-owned subsidiary, First State Bank. The consolidated entity is referred to as the “Company” and the Bank is referred to as the “Bank.” The Company’s financial condition and operating results principally reflect those of the Bank. All intercompany balances and amounts have been eliminated.

The consolidated financial information included herein as of and for the periods ended September 30, 2004 and 2003 is unaudited; however, such information reflects all adjustments which are, in the opinion of management, necessary for a fair statement of results for the interim periods. The December 31, 2003 consolidated balance sheet was derived from the Company’s December 31, 2003 audited consolidated financial statements.

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statement presentation. For further information and an additional description of the Company’s accounting policies, refer to the Company’s annual report for the year ended December 31, 2003.

NOTE 2 – ISSUANCE OF COMMON STOCK

During the first quarter of 2004, the Company completed a private issuance of 300,000 shares of common stock at a price of $6.25 per share, resulting in total proceeds of $1,875, before deducting offering expenses of $25.

NOTE 3 – STOCK-BASED COMPENSATION

Employee compensation expense under stock options is reported using the intrinsic value method. Under this method, compensation expense is recognized in the income statement to the extent that the exercise price is below the market price at date of grant. No stock-based compensation expense was recognized in the three months ended or nine months ended September 30, 2004 and 2003.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Dollars in thousands, except per share amounts)

NOTE 3 – STOCK-BASED COMPENSATION (Continued)

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income (loss) as reported	$520	$(22)	$1,438	$433
Deduct: Stock-based compensation expense determined under fair value based method	(2)	(2)	(6)	(6)

Pro forma net income (loss)	$518	$(24)	$1,432	$427

Basic earnings (loss) per share as reported	$0.15	$(0.01)	$0.43	$0.14
Pro forma basic earnings (loss) per share	0.15	(0.01)	0.43	0.14
Diluted earnings (loss) per share as reported	$0.15	$(0.01)	$0.43	$0.14
Pro forma diluted earnings (loss) per share	0.15	(0.01)	0.43	0.14

NOTE 4 – CAPITAL ADEQUACY

Federal banking regulators have established certain capital adequacy standards required to be maintained by banks and bank holding companies. The minimum requirements established in the regulations are set forth in the table below, along with the actual ratios at September 30, 2004 and December 31, 2003:

	To Be Well
	Capitalized
	Under Prompt	For Capital	September 30,	December 31,
	Corrective Action	Adequacy	2004	2003
	Provisions	Purposes	Actual	Actual
Tier 1 Capital (to Average Assets)
Consolidated	N/A	>4%	6.28%	5.58%
Bank	>5%	>4%	7.88%	7.45%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	N/A	>4%	6.79%	6.06%
Bank	>6%	>4%	8.53%	8.11%
Total Capital (to Risk Weighted Assets)
Consolidated	N/A	>8%	8.02%	7.29%
Bank	>10%	>8%	9.76%	9.34%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
First State Financial Corporation
Sarasota, Florida

We have audited the accompanying consolidated balance sheets of First State Financial Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First State Financial Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
October 13, 2004

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS
December 31
(Dollar amounts in thousands except per share data)

	2003	2002
ASSETS
Cash and due from financial institutions	$4,152	$5,490
Federal funds sold	646	8,394

Cash and cash equivalents	4,798	13,884
Time deposits	350	497
Securities available for sale	20,221	11,733
Loans, net of allowance of $2,275 and $1,693	179,761	120,146
Federal Home Loan Bank stock	750	250
Foreclosed assets	—	474
Premises and equipment, net	4,268	4,455
Accrued interest receivable and other assets	2,167	2,016

	$212,315	$153,455

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	$19,598	$17,910
Interest bearing	165,136	119,837

Total deposits	184,734	137,747
Accrued interest payable and other liabilities	1,015	964
Federal Home Loan Bank advances	11,456	3,000
Other borrowings	4,000	1,200

Total liabilities	201,205	142,911
Shareholders’ equity
Common stock, $1.00 par value; 10,000,000 shares authorized; 3,086,240 shares issued	3,086	3,086
Additional paid-in capital	5,651	5,651
Retained earnings	2,494	1,699
Accumulated other comprehensive income (loss)	(121)	108

Total shareholders’ equity	11,110	10,544

	$212,315	$153,455

See accompanying notes.

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31
(Dollar amounts in thousands except per share data)

	2003	2002	2001
Interest and dividend income
Loans, including fees	$10,199	$8,449	$8,027
Securities	598	375	464
Federal funds sold and other	101	312	612

	10,898	9,136	9,103
Interest expense
Deposits	3,867	4,210	4,550
Federal Home Loan Bank advances and other borrowings	272	217	289

	4,139	4,427	4,839

Net interest income	6,759	4,709	4,264
Provision for loan losses	1,050	399	340

Net interest income after provision for loan losses	5,709	4,310	3,924
Noninterest income
Service charges and other fees	758	630	527
Mortgage banking fees	394	271	338
Net loss on sale of foreclosed assets	(27)	(33)	—
Net gains on sales of securities	—	—	76
Other	36	9	35

	1,161	877	976
Noninterest expense
Salaries and employee benefits	2,994	2,222	2,002
Occupancy and equipment	1,015	1,027	1,058
Data processing	443	370	374
Professional services	170	124	128
Stationary and supplies	111	100	114
Other	835	670	635

	5,568	4,513	4,312

Income before income taxes	1,302	674	588
Income tax expense	507	239	223

Net income	$795	$435	$365

Earnings per share:
Basic	$0.26	$0.14	$0.12
Diluted	0.26	0.14	0.12

See accompanying notes.

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31
(Dollar amounts in thousands except per share data)

					Accumulated
			Additional		Other	Total
		Common	Paid-In	Retained	Comprehensive	Shareholders’
	Shares	Stock	Capital	Earnings	Income (Loss)	Equity
Balance at January 1, 2001	2,969,625	$2,969	$5,354	$899	$(103)	$9,119
Comprehensive income:
Net income				365		365
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects					152	152

Total comprehensive income						517
Purchase of minority interest	815	1	(4)			(3)
Exercise of stock options	55,000	55	79			134

Balance at December 31, 2001	3,025,440	3,025	5,429	1,264	49	9,767
Comprehensive income:
Net income				435		435
Change in net unrealized gain (loss) on securities available for sale, net of tax effects					59	59

Total comprehensive income						494
Stock-based compensation expense			182			182
Exercise of stock options	60,800	61	40			101

Balance at December 31, 2002	3,086,240	3,086	5,651	1,699	108	10,544
Comprehensive income:
Net income				795		795
Change in net unrealized gain (loss) on securities available for sale, net of tax effects					(229)	(229)

Total comprehensive income						566

Balance at December 31, 2003	3,086,240	$3,086	$5,651	$2,494	$(121)	$11,110

See accompanying notes.

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31
(Dollar amounts in thousands except per share data)

	2003	2002	2001
Cash flows from operating activities
Net income	$795	$435	$365
Adjustments to reconcile net income to net cash from operating activities Provision for loan losses	1,050	399	340
Depreciation	400	405	398
Stock-based compensation expense	—	182	—
Net amortization of securities	188	22	(7)
Gain on sale of securities	—	—	(76)
Loss on sale of foreclosed assets	27	33	—
Loss on sale of premises and equipment	—	8	—
Net change in:
Other assets	(32)	(447)	414
Accrued expenses and other liabilities	51	333	(319)

Net cash from operating activities	2,479	1,370	1,115
Cash flows from investing activities
Net change in time deposits	147	(497)	—
Available-for-sale securities:
Sales	—	—	3,076
Maturities, prepayments and calls	10,366	9,011	14,923
Purchases	(19,388)	(18,136)	—
Loan originations and payments, net	(60,827)	(13,855)	(27,309)
Purchases of Federal Home Loan Bank stock	(500)	—	—
Proceeds from sale of foreclosed assets	607	215	—
Additions to premises and equipment, net	(213)	(203)	746

Net cash from investing activities	(69,808)	(23,465)	(8,564)
Cash flows from financing activities
Net change in deposits	46,987	4,722	23,655
Net change in short-term borrowing	11,256	200	(1,025)
Change in minority interest	—	—	(21)
Proceeds from exercise of stock options	—	101	134

Net cash from financing activities	58,243	5,023	22,743

Net change in cash and cash equivalents	(9,086)	(17,072)	15,294
Beginning cash and cash equivalents	13,884	30,956	15,662

Ending cash and cash equivalents	$4,798	$13,884	$30,956

Supplemental cash flow information:
Interest paid	$4,130	$4,579	$4,945
Income taxes paid	503	—	117
Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$161	$234	$323

See accompanying notes.

FIRST STATE FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include First State Financial Corporation and its wholly-owned subsidiary, First State Bank, together referred to as “the Company”. Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Sarasota and Pinellas Counties, Florida. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities: Debt securities are classified as available for sale as they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, deferred loan fees and costs and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from ten to 39.5 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from three to ten years.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. Under this method, compensation expense is recognized in the income statement to the extent that the exercise price is below the market price at date of grant. No stock-based compensation expense was recognized in 2003 while stock-based compensation expense totaled $182 in 2002. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2003	2002	2001
Net income as reported	$795	$435	$365
Add: Stock-based compensation expense determined under intrinsic value based method	—	182	—
Deduct: Stock-based compensation expense determined under fair value based method	(8)	(192)	4

Pro forma net income	$787	$425	$369

Basic earnings per share as reported	$0.26	$0.14	$0.12
Pro forma basic earnings per share	0.26	0.14	0.12
Diluted earnings per share as reported	$0.26	$0.14	$0.12
Pro forma diluted earnings per share	0.25	0.14	0.12

The fair value of options granted and pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2003	2002	2001
Risk-free interest rate	—	3.21%	—
Expected option life	—	5.2 years	—
Expected stock price volatility	—	—	—
Dividend yield	—	—	—
Weighted average fair value of options granted during year	$—	$2.73	$—

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance has been established to reduce deferred tax assets to the amount expected to be realized.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 143, Accounting for Asset Retirement Obligations, FASB Statement 145, Rescission of FAS Statement 4, 44 and 64, Amendment of FAS Statement 13, and Technical Corrections, FASB Statement 146, Accounting for Costs Associated with Exit or Disposal Activities, FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of these new standards did not materially affect the Company’s operating results or financial condition.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Benefit Plans: A 401(k) benefit plan, covering substantially all employees, allows employee contributions up to 15% of their compensation. The Company makes employer contributions to the plan periodically at the discretion of the Board of Directors. Expense of $17, $1 and $8 was recognized in 2003, 2002 and 2001 related to the plan.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $728 and $735 was required to meet regulatory reserve and clearing requirements at year end 2003 and 2002. These balances do not earn interest.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 — SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows.

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2003
U.S. Government and federal agency	$4,039	$36	$—
Mortgage-backed	16,182	12	(230)

	$20,221	$48	$(230)

2002
U.S. Government and federal agency	$5,641	$133	$—
Mortgage-backed	6,092	34	(3)

	$11,733	$167	$(3)

The fair value of debt securities at year-end 2003 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair
Value
Due in one year or less	$3,032
Due from one to five years	1,007
Due from five to ten years	—
Due after ten years	—
Mortgage-backed	16,182

$20,221

Securities pledged at year-end 2003 had a carrying amount of $12,506 and were pledged to secure public funds and Federal Home Loan Bank advances. No securities were pledged at year-end 2002.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 2 – SECURITIES (Continued)

Sales of available for sale securities were as follows.

	2003	2002	2001
Proceeds	$—	$—	$3,076
Gross gains	—	—	76
Gross losses	—	—	—

Securities with unrealized losses at year-end 2003, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows.

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
U.S. Government and federal agency	$—	$—	$—	$—	$—	$—
Mortgage-backed	14,706	230	—	—	14,706	230

	$14,706	$230	$—	$—	$14,706	$230

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

At December 31, 2003, securities with unrealized losses had depreciated only 1.5% from the Company’s amortized cost basis. These unrealized losses related principally to changes in interest rates. As the Company has the ability to hold these securities for a period projected to be sufficient to recover their value since they are classified as available for sale, no declines were deemed to be other than temporary.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 3 – LOANS

Loans at year-end were as follows.

	2003	2002
Commercial	$31,860	$26,338
Real estate:
Residential	27,660	22,112
Commercial	104,586	60,424
Construction	12,799	9,268
Consumer and other	5,622	3,857

	182,527	121,999
Less: Net deferred loan fees	(491)	(160)
Allowance for loan losses	(2,275)	(1,693)

Loans, net	$179,761	$120,146

Activity in the allowance for loan losses was as follows.

	2003	2002	2001
Beginning balance	$1,693	$1,401	$1,481
Provision for loan losses	1,050	399	340
Loans charged-off	(535)	(112)	(463)
Recoveries	67	5	43

Ending balance	$2,275	$1,693	$1,401

Impaired loans were as follows.

	2003	2002
Year-end loans with no allocated allowance for loan losses	$—	$—
Year-end loans with allocated allowance for loan losses	3,650	2,066

	$3,650	$2,066

Amount of the allowance for loan losses allocated	$379	$291

The average of impaired loans outstanding during the year was $2,933 in 2003, $2,242 in 2002 and $1,724 in 2001. Interest income recognized during impairment and cash-basis interest income recognized was not material for any periods presented.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 3 – LOANS (Continued)

Nonperforming loans were as follows.

	2003	2002
Loans past due over 90 days still on accrual	$—	$372
Nonaccrual loans	1,249	866

Nonperforming loans includes both smaller balance homogeneous loans totaling $299 in 2003 and $660 in 2002 that are collectively evaluated for impairment and individually classified impaired loans totaling $950 in 2003 and $578 in 2002.

Loans to principal officers, directors, and their affiliates in 2003 were as follows.

Beginning balance	$2,788
New loans	674
Effect of changes in related parties	—
Repayments	(2,282)

Ending balance	$1,180

NOTE 4 — PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

	2003	2002
Land	$1,455	$1,455
Buildings	2,602	2,578
Leasehold improvements	589	584
Furniture, fixtures and equipment	2,660	2,485

	7,306	7,102
Less: Accumulated depreciation	(3,038)	(2,647)

	$4,268	$4,455

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 4 — PREMISES AND EQUIPMENT (Continued)

The Company leases one of its branch facilities. Rent expense was $65 in both 2003 and 2002 and $82 in 2001. Rent commitments under this noncancelable operating lease were as follows, before considering renewal options that are present.

2004	$71
2005	74
2006	74
2007	31
2008	—
Thereafter	—

$250

NOTE 5 — DEPOSITS

Time deposits of $100 thousand or more were $28,145 and $16,494 at year-end 2003 and 2002.

Scheduled maturities of time deposits for the next five years were as follows.

2004	$44,248
2005	30,347
2006	15,456
2007	10,972
2008	21,236

$122,259

NOTE 6 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Federal Home Loan Bank Advances: At year end, advances from the Federal Home Loan Bank were as follows.

	2003	2002
Cash management line of credit, 1.15% at December 31, 2003	$8,456	$—
Fixed-rate advance, 5.51%, due June 2008	3,000	3,000

	$11,456	$3,000

Each advance is payable at its maturity date, with a prepayment penalty. The advances were collateralized by $7,680 of securities at year end 2003 and a blanket pledge of the Bank’s residential mortgage loan portfolio at year end 2003 and 2002.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 6 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS (Continued)

Other Borrowings: At December 31, 2002, the Company had a $3,000 line of credit with another financial institution. Borrowings outstanding on this line of credit totaled $1,200 at December 31, 2002. In 2003, the Company refinanced its existing line of credit with a $4,000 line of credit with another financial institution. Borrowings of $4,000 were outstanding on this line at year-end 2003. Interest on the line of credit adjusts daily at the Prime Rate as published in The Wall Street Journal minus 1.00% percent. Interest payments are due quarterly and any outstanding principal is due at expiration. The line of credit is secured by $4,000 of preferred stock of the Company’s bank subsidiary, First State Bank. The line of credit was renewed in April 2004 and matures in April 2005.

NOTE 7 — INCOME TAXES

Income tax expense (benefit) was as follows.

	2003	2002	2001
Current	$724	$296	$213
Deferred	(217)	(57)	10

	$507	$239	$223

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following.

	2003	2002	2001
Federal statutory rate times financial statement income	$443	$229	$200
Effect of:
State taxes, net of federal benefit	22	22	23
Other, net	42	(12)	—

	$507	$239	$223

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 7 — INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following.

	2003	2002
Deferred tax assets:
Allowance for loan losses	$713	$531
Deferred loan fees	144	7
Net operating loss carryforward	684	741
Net unrealized loss on securities available for sale	62	—
Other	—	5

	1,603	1,284
Deferred tax liabilities:
Depreciation	(46)	(23)
Net unrealized gain on securities available for sale	—	(56)
Other	(17)	—

	(63)	(79)
Valuation allowance	(360)	(360)

Net deferred tax asset	$1,180	$845

At December 31, 2003, the Company had net operating loss carryforwards of approximately $1,816 for tax reporting purposes. These net operating carryforwards are available to offset future taxable income through 2009. There is an annual limitation on the amount of income which can be offset by these loss carryforwards of $154.

The realization of deferred tax assets associated with the net operating loss carryforward, as well as other deductible temporary differences, is dependent upon generating sufficient future taxable income. A valuation allowance has been recorded to reflect management’s estimate of the temporary deductible differences that may expire prior to their utilization.

NOTE 8 — STOCK OPTIONS

Options to buy stock are granted to directors, officers and employees under the Company’s Employee Stock Option Plan, which provides for issue of up to 250,000 options, and Director Stock Option Plan, which provides no limit to the number of options available to be issued. Compensation expense is recognized in the income statement to the extent that the exercise price is below the market price at date of grant. No stock-based compensation expense was recognized in 2003 or 2001 while stock-based compensation expense totaled $182 in 2002. The maximum option term is ten years, and options vest over five to nine years for the Employee Plan and immediately for the Director Plan.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 8 — STOCK OPTIONS (Continued)

Information about options granted was as follows.

	2003		2002		2001
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
Options outstanding January 1	82,100	$3.97	55,900	$3.17	160,900	$2.03
Options granted	—	—	96,000	3.01	—
Options forfeited	(4,000)	4.00	(9,000)	4.45	(50,000)	1.35
Options exercised	—	—	(60,800)	1.64	(55,000)	1.50

Options outstanding December 31	78,100	$3.97	82,100	$3.97	55,900	$3.17

Options exercisable at year end	53,700		45,600		52,900

Options outstanding at year-end 2003 were as follows.

		Outstanding
	Number		Weighted Average
Exercise Prices	Exercisable	Number	Remaining Life
$2.00	4,200	4,200	2.75 years
3.00	33,400	33,400	5.01 years
4.00	1,600	8,000	8.13 years
4.81	2,500	2,500	4.72 years
5.25	12,000	30,000	8.91 years

	53,700	78,100	6.70 years

NOTE 9 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 9 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. Under the framework, the Bank’s capital levels do not allow the Bank to accept brokered deposits without prior approval from regulators.

At year-end 2003, regulatory notifications categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. However, the private placement discussed in Note 15 resulted in a subsequent regulatory notification that categorized the Bank as well-capitalized. There are no other conditions or events since this subsequent notification that management believes have changed the Bank’s category.

Actual and required capital amounts and ratios are presented below at year-end.

					To Be Adequately
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003
Total Capital to risk weighted assets
Consolidated	$13,505	7.29%	$14,813	8.00%	N/A	N/A
Bank	17,278	9.34	14,800	8.00	$14,800	8.00%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	11,230	6.06	7,407	4.00	N/A	N/A
Bank	15,003	8.11	7,400	4.00	7,400	4.00
Tier 1 (Core) Capital to average assets
Consolidated	11,230	5.58	6,038	4.00	N/A	N/A
Bank	15,003	7.45	6,038	4.00	6,038	4.00

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 9 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002
Total Capital to risk weighted assets
Consolidated	$12,008	9.55%	$10,064	8.00%	N/A	N/A
Bank	12,900	10.26	10,058	8.00	$12,572	10.00%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	10,436	8.30	5,032	4.00	N/A	N/A
Bank	11,329	9.01	5,029	4.00	7,543	6.00
Tier 1 (Core) Capital to average assets
Consolidated	10,436	6.84	4,576	4.00	N/A	N/A
Bank	11,329	7.43	4,576	4.00	7,627	5.00

NOTE 10 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines and letters of credit, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2003	2002
Commitments to make loans	$24,368	$8,793
Unused lines and letters of credit	138	176

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 11 — FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2003		2002
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Cash and cash equivalents	$5,148	$5,148	$14,381	$14,381
Securities available for sale	20,221	20,221	11,733	11,733
Loans, net	179,761	181,031	120,146	121,469
Federal Home Loan Bank stock	750	750	250	250
Accrued interest receivable	807	807	633	633
Financial liabilities
Deposits	(184,734)	(187,582)	(137,747)	(139,946)
Federal Home Loan Bank advances	(11,456)	(11,724)	(3,000)	(3,345)
Other borrowings	(4,000)	(4,000)	(1,200)	(1,200)
Accrued interest payable	(360)	(360)	(351)	(351)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of long-term debt is based on current rates for similar financing. The estimated fair value for standby letters of credit and off-balance-sheet loan commitments is considered nominal.

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 12 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

	2003	2002	2001
Basic
Net income	$795	$435	$365

Weighted average common shares outstanding	3,086,240	3,032,262	3,013,324

Basic earnings per common share	$0.26	$0.14	$0.12

Diluted
Net income	$795	$435	$365

Weighted average common shares outstanding for basic earnings per common share	3,086,240	3,032,262	3,013,324
Add: Dilutive effects of assumed exercises of stock options	11,105	29,199	37,300

Average shares and dilutive potential common shares	3,097,345	3,061,461	3,050,624

Diluted earnings per common share	$0.26	$0.14	$0.12

Stock options totaling 30,000 and 37,500 were considered antidilutive in computing diluted earnings per common share for 2003 or 2002.

NOTE 13 — OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows.

	2003	2002	2001
Unrealized holding gains and losses on available-for-sale securities	$(347)	$89	$298
Less reclassification adjustments for gains and losses later recognized in income	—	—	(76)

Net unrealized gains and losses	(347)	89	222
Tax effect	118	(30)	(70)

Other comprehensive income (loss)	$(229)	$59	$152

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 14 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of First State Financial Corporation follows.

CONDENSED BALANCE SHEETS
December 31

	2003	2002
ASSETS
Cash and cash equivalents	$44	$141
Investment in banking subsidiaries	14,882	11,437
Other assets	184	166

Total assets	$15,110	$11,744

LIABILITIES AND EQUITY
Other borrowings	$4,000	$1,200
Shareholders’ equity	11,110	10,544

Total liabilities and shareholders’ equity	$15,110	$11,744

CONDENSED STATEMENTS OF INCOME
Years ended December 31

	2003	2002	2001
Dividends from subsidiaries	$27	$28	$87
Interest expense	(67)	(53)	(82)
Other income	—	—	23
Other expense	(6)	(183)	(1)

Income (loss) before income tax and undistributed subsidiary income	(46)	(208)	27
Income tax expense (benefit)	(17)	(89)	33
Equity in undistributed subsidiary income	824	554	371

Net income	$795	$435	$365

(Continued)

FIRST STATE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)

NOTE 14 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31

	2003	2002	2001
Cash flows from operating activities
Net income	$795	$435	$365
Adjustments:
Equity in undistributed subsidiary income	(824)	(554)	(371)
Stock-based compensation expense	—	182	—
Change in other assets	(18)	(93)	31

Net cash from operating activities	(47)	(30)	25
Cash flows from investing activities
Capital infusion in subsidiary	(2,850)	(200)	—
Cash flows from financing activities
Net change in other borrowings	2,800	200	(75)
Change in minority interest	—	—	(21)
Proceeds from exercise of stock options	—	101	134

Net cash from financing activities	2,800	301	38

Net change in cash and cash equivalents	(97)	71	63
Beginning cash and cash equivalents	141	70	8

Ending cash and cash equivalents	$44	$141	$71

NOTE 15 – SUBSEQUENT EVENT

In February 2004, the Company issued a private placement for the sale of 300,000 shares of common stock at a price of $6.25 per share. As of March 31, 2004, all shares had been issued resulting in proceeds of $1,875 before deducting offering expenses of $25.

         No dealer, salesperson or any other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by First State Financial Corporation This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or which the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of First State Financial Corporation since the date hereof.

Summary	1
Risk Factors	7
Cautionary Note Concerning Forward-Looking Statements	10
Use of Proceeds	10
Capitalization	11
Management Team	12
Information About Our Markets	12
Market for Our Common Stock	13
Dividend Policy	14
Dilution	14
Management’s Discussion and Analysis of Financial Condition and Results of Operation	15
Business	39
Management	43
Beneficial Ownership of Management and Principal Shareholders	48
Description of Capital Stock	49
Supervision and Regulation	51
Shares Eligible for Future Sale	55
Underwriting	56
Change of Accountants	57
Legal Matters	58
Experts	58
Where You May Find Additional Information	58
Index to Financial Statements	F-1

         Until January 3, 2005 all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

2,127,500 Shares

First State Financial Corporation

Common Stock

PROSPECTUS

Advest, Inc.

December 9, 2004